Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

Ihre Zeichen / Your Ref.	Unsere Zeichen / Datum / Our Ref. / Date	Telefon / Telefax / Telephone / Telefax
	FRA IR, nr 27 July 2007	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
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07025802

RECEIVED
2007 AUG -7 A 10:13

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Enclosures

ISSUER Deutsche Lufthansa AG	FILE NO. 82- 4691

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Lufthansa Investor Relations

2nd Interim Report January-June 2007

Overview

- **2nd Interim Report January-June 2007 (pdf-File: 330 kB)**

- **Charts: January - June 2007 (pdf-File: 511 kB)**

- **Press Release:**
  Lufthansa increases operating result in first half-year to 486 million euros
- **Ad-hoc Release:**
  Lufthansa achieves results at record levels and raises its outlook

The 2nd Interim Report is a translation of the original German Lufthansa
2. Zwischenbericht Januar-Juni 2007.
Please note that only the German version is legally binding.



Lufthansa Investor Relations

Lufthansa increases operating result in first half-year to 486 million euros

26.07.2007

Lufthansa Group raises full-year profit forecast

Lufthansa maintains its successful course: during the first six months of 2007 the Group increased its capacity and sales. The Group improved its operating result to 486 million euros, which marked an increase of 64 per cent in comparison with the first six months of 2006. The net profit for the period was reported at 992 million euros; this figure includes book gains of 503 million euros from the sale of the stake in Thomas Cook.

Commenting on the first half-year results, Lufthansa Chairman and CEO Wolfgang Mayrhuber said: "The result underlines the success of our strategy to continually and selectively invest in products, to place customer orientation at the fore and to keep an eye on the costs. The quality and distinct service orientation of our staff has enabled us to win over a record number of customers in a first half year."

All the business segments of the Group played a role in this success, whereby the passenger business made the largest contribution. During the first half of 2007, the airlines of the Lufthansa Group welcomed 27 million passengers on board - a record figure in the company's history. In this case, the continued positive development on the European market deserves a special mention. The expansion of the global network of routes and the successful marketing of the betterFly offers in Germany and Europe have also paid off.

The successful result during the first half of the year also included the performance by SWISS, which was fully integrated into the Lufthansa Group on 1 July 2007. "Together we will be able to open up new markets for profitable growth even more successfully," emphasized Mayrhuber. As of the second half of 2007, SWISS will also be included in the traffic figures of the Lufthansa Group.

Referring to the future developments, Mayrhuber underlined that: "The attractiveness of the Group will continue to grow for shareholders, customers and employees alike, as we will continue to grow in profitability, improve the quality and increase the operating margin."

In view of the positive business development, Lufthansa is confident of increasing profitability still further and now anticipates an operating result, - in line with market expectations - significantly above one billion euros for the full financial year.

First-half figures 2007

During the first six months of 2007, the Lufthansa Group generated revenues totalling 10.1 billion euros, a year-on-year increase of 4.6 per cent. The included traffic revenue rose to 7.7 billion euros due to the increased passenger figures and the stable average yield; this was equivalent to a year-on-year rise of 4.1 per cent. The Group was also able to achieve book gains of 71 million euros through the repurchase of own stock by WAM Akquisition S.A. on 30 August 2007 that was agreed in May. The operating income increased by altogether 5.8 per cent to 10.8 billion euros.

Operating expenses rose by 3.1 per cent to 10.2 billion euros, which was proportionately lower than the level of growth. One reason for the increase in expenses was the 3.1 per cent increase in fees and charges to 1.4 billion euros. The fuel costs remained on the same level as the previous year at 1.6 billion euros. The Group posted an increase of 83.7 per cent in profit from operating activities at 621 million euros.

Lufthansa recorded a first-half operating profit of 486 million euros, equivalent to an increase of 63.6 per cent in comparison with the same period the previous year. An improvement of 125 million euros in the financial result and the 503 million euros book gain from the sale of the stake in Thomas Cook lifted the Group's net profit to 992 million euros. The financial result particularly reflects the positive contribution to the result made by SWISS.

The Group's capital expenditure during the first six months totalled 852 million euros, of which 515 million euros was invested in aircraft. Operating cash flow totalled 1.1 billion euros. On 30 June 2007, the net liquidity of the Lufthansa Group totalled 703 million euros. This includes the payment that was received in April for the sale of the stake in Thomas Cook.

		January - June 2007	January - June 2006	change in %	April - June 2007	April - June 2006
Revenue	Mio. €	10,089	9,648	+ 4.6	5,393	5,202
of which traffic revenue	Mio. €	7,739	7,437	+ 4.1	4,171	4,073
Profit from operating activities	Mio. €	621	338	+ 83.7	565	384
Group result	Mio. €	992	85	+ 1,067.1	438	183
Operating result	Mio. €	486	297	+ 63.6	450	372
Adjusted operating margin*	In %	5.2	3.7	-	8.5	7.4
Capital expenditure	Mio. €	852	876	- 2.7	382	264
Cash flow	Mio. €	1,076	697	+ 54.4	545	407
Employees (as of 30 June 2007)		97,067	93,005	-	-	-
Earnings per share	€	2.16	0.19	+ 1,036.8	0.97	0.40

*) Operating result and reversals of provisions divided by revenue

Deutsche Lufthansa AG
Konzernkommunikation
http://media.lufthansa.com

Disclaimer in respect of forward-looking statements
Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their very nature subject to uncertainties and imponderable risk factors - such as changes in underlying economic conditions - and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. It neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.



Lufthansa achieves operating result (EUR 486m) and net profit (EUR 992m) at record levels in the first half-year 2007 and raises its outlook for the full year

25.07.2007

Adhoc Release pursuant to § 15 of the Securities Trading Act (WpHG)

In the first half-year 2007 the Lufthansa Group achieved revenue of EUR 10.1bn (previous year: EUR 9.6bn) and increased the operating result by 64% to EUR 486m. Net profit for the period reached EUR 992m (previous year: EUR 85m), also a record high. In addition to excellent performance in the operating business, the profit contribution from Swiss International Airlines Ltd. attributable to Lufthansa (49%) of EUR 88m and book gains on the disposal of the 50% stake in Thomas Cook AG (EUR 503m) and on a share buy-back by WAM Acquisition S.A. (EUR 71m) all contributed to this very gratifying result. The Executive Board is raising its profit forecast and now anticipates an operating result for the full year - in line with market expectations - significantly above EUR 1bn. This includes the operating result of SWISS for the second half-year, which is also developing better than previously anticipated.

Lufthansa will publish further information and the complete interim report on 26 July 2007. The figures will be made available online at **www.lufthansa-financials.com** from 08:00 CEST.



Lufthansa Investor Relations

Monthly Report 06/2007

- Investor Info
- Traffic Figures

Investor Info

Capacity utilisation in June 2007 compared with previous year


85
80
75
70
65
60
55
50
%
78.0
80.0
66.8
70.1
73.3
75.1
2006
2007
Seat LF
Cargo LF
Group LF

Lufthansa continues to grow, passenger load factor reaches record level
In June 2007 more than five million passengers used one of 56,735 Lufthansa flights. Passenger numbers were therefore 4.8 per cent higher than in the previous year, revenue passenger kilometres were up 7.6 per cent and capacity grew by 4.9 per cent. The passenger load factor rose as a result by 2.0 percentage points to 80.0 per cent, a record level in the company's history.

All traffic regions made pleasing progress. In the Europe traffic region 4.7 per cent more passengers flew with Lufthansa. Sales growth at 8.6 per cent exceeded the 4.8 per cent higher capacity significantly, and the passenger load factor rose by 2.5 percentage points to 71.3 per cent.

On routes across the North and South Atlantic 6.4 per cent more passengers were transported. There too, supply and demand rose sharply. The passenger load factor at 85.1 per cent (- 0.9 pp) continued to be at a very high level. In the Asia/Pacific traffic region additional demand (+7.4 per cent) was perceptibly higher than the 2.0 per cent extra capacity, and the passenger load factor gained a hefty addition of 4.3 percentage points to reach 84.6 per cent.

In the Middle East/Africa traffic region 3.4 per cent more passengers flew with Lufthansa than in the same month in the previous year, and the passenger load factor improved by 4.6 percentage points to 74.0 per cent.

Lufthansa Cargo carried, in an intensely competitive environment, 153,000 tonnes (+2.7 per cent) more freight and mail. With only a slight (0.2 per cent) increase in available capacity, sales rose by a pleasing 5.1 per cent. The cargo load factor showed a 3.3 percent-age point boost to 70.1 per cent. As in previous months the transfer of capacity from the Asia/Pacific traffic region to the Americas was plain to see. The result was higher load factors in both traffic regions.

The Group's overall load factor rose by 1.8 percentage points to 75.1 per cent.

Integration of SWISS completed
On 1 July 2007 Lufthansa took over, via AirTrust, all of the shares in Swiss International Air Lines AG, which continues to keep their own market appearance. From July, SWISS will be included in the Lufthansa Group's traffic figures.

Lufthansa and Egypt Air form partnership
Lufthansa and Egypt Air signed a code sharing agreement in Cairo on 14 June. From the start of the winter flight schedule at the end of 2007 flights will be shared and timetables will be coordinated. Egypt is one of the most important markets in Africa for Lufthansa.

Miles & More wins awards
Lufthansa's Miles & More programme won one gold, four silver and four bronze prizes in the Freddie Awards, the Oscars for frequent flyer programmes. Miles & More was especially successful in the "Best Affinity Credit Card" category and was also a leader in the "Programme of the Year", "Best Bonus Promotion" and Best Award categories.

Lufthansa Cargo transfers freighter flights from Cologne to Leipzig
From the 2007 winter timetable Lufthansa Cargo freighter flights will be transferred from Cologne to Leipzig with the inauguration of DHL Express's European hub in Leipzig. Cologne will continue to be a Lufthansa Cargo location but will only be served by Lufthansa passenger airplanes and trucks.

Lufthansa Technik signs further contracts
In June Lufthansa Technik signed up Turkey's Inter Airlines as a new customer. In addition, the partnerships with India's Kingfisher Airlines and aeroengine manufacturer Rolls-Royce will be expanded further.

Lufthansa reaffirmed in FTSE4Good Index
Lufthansa's responsible attitude towards the environment, its staff and society was reaffirmed in June when its listing in the FTSE4Good Index was renewed.

Moody's improves outlook on credit rating
On 31 May 2007 the rating agency Moody's changed the outlook on the Baa3 rating of Lufthansa from stable to positive. The improvement of the rating reflects the positive development in operating perfomance resulting in an improvement of the financial profile, the successful restructuring of SWISS and LSG Sky Chefs and the recent sale of the stake in Thomas Cook.

Shareholder structure as of 30 June 2007
By the end of June 58.2 per cent of Lufthansa's share capital was held by German shareholders, followed by US and UK investors with 18.1 and 11.2 per cent respectively.

The **next Investor Info** with the traffic figures for July will be published on 9 August 2007.

top 

Traffic Figures

Lufthansa Passenger Airlines*	June 2007	Yoy %	Cumulative	Yoy %
Passengers in 1,000	5,003	+ 4.8	26,950	+ 5.9
Available seat-kilometres (mio)	13,215	+ 4.9	74,568	+ 4.6
Revenue pax-kilometres (mio)	10,574	+ 7.6	56,752	+ 7.7
Passenger load-factor (%)	80.0	+ 2.0P.	76.1	+ 2.1P.
Number of Flights	56,735	+ 2.2	326,972	+ 3.9
Lufthansa Cargo AG	**June 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	153	+ 2.7	877	+ 2.8
Available Cargo tonne-km (mio)	1,017	+ 0.2	5,931	+ 1.9

Revenue Cargo tonne-km (mio)	713	+ 5.1	4,063	+ 3.9
Cargo load-factor (%)	70.1	+ 3.3P.	68.5	+ 1.3P.
Number of Flights	1,734	- 19.3	10,289	- 14.8

Lufthansa Group	**June 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Available tonne-kilometres (mio)	2,368	+ 4.1	13,412	+ 3.6
Revenue tonne-kilometres (mio)	1,777	+ 6.5	9,779	+ 6.1
Overall load factor (%)	75.1	+ 1.8P.	72.9	+ 1.7P.
Number of Flights	58,469	+ 1.4	337,261	+ 3.2

Traffic regions

Europe (incl. Germany)	**June 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	3,897	+ 4.7	20,899	+ 5.7
Available seat-kilometers (mio)	4,092	+ 4.8	23,332	+ 7.4
Revenue pax-kilometers (mio)	2,916	+ 8.6	15,270	+ 10.0
Passenger load-factor (%)	71.3	+ 2.5P.	65.4	+ 1.5P.
Cargo/mail in 1,000 tonnes	62	- 0.2	359	+ 1.0
Available Cargo tonne-km (mio)	96	- 0.2	593	+ 0.7
Revenue Cargo tonne-km (mio)	43	- 1.9	258	+ 1.4
Cargo load-factor (%)	45.0	- 0.8P.	43.5	+ 0.3P.

America (North and South)	**June 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	600	+ 6.4	3,004	+ 7.8
Available seat-kilometers (mio)	5,047	+ 9.6	26,219	+ 5.8
Revenue pax-kilometers (mio)	4,298	+ 8.4	21,490	+ 8.4
Passenger load-factor (%)	85.1	- 0.9P.	82.0	+ 2.0P.
Cargo/mail in 1,000 tonnes	43	+ 10.0	237	+ 8.1
Available Cargo tonne-km (mio)	405	+ 7.2	2,260	+ 10.0
Revenue Cargo tonne-km (mio)	295	+ 14.5	1,624	+ 12.1
Cargo load-factor (%)	72.8	+ 4.6P.	71.9	+ 1.3P.

Asia/Pacific	**June 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	353	+ 6.9	2,073	+ 6.4
Available seat-kilometers (mio)	3,239	+ 2.0	19,371	+ 2.0
Revenue pax-kilometers (mio)	2,741	+ 7.4	15,859	+ 5.6
Passenger load-factor (%)	84.6	+ 4.3P.	81.9	+ 2.8P.

Cargo/mail in 1,000 tonnes	40	+ 1.9	228	+ 2.0
Available Cargo tonne-km (mio)	442	- 4.8	2,592	- 3.1
Revenue Cargo tonne-km (mio)	329	- 0.2	1,892	- 1.0
Cargo load-factor (%)	74.3	+ 3.4P.	73.0	+ 1.6P.

Middle East and Africa	**June 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	150	+ 3.4	963	+ 5.2
Available seat-kilometers (mio)	830	- 6.7	5,593	- 2.3
Revenue pax-kilometers (mio)	615	- 0.5	4,097	+ 3.9
Passenger load-factor (%)	74.0	+ 4.6P.	73.3	+ 4.4P.
Cargo/mail in 1,000 tonnes	8	- 5.3	53	- 2.9
Available Cargo tonne-km (mio)	73	- 3.7	486	- 2.7
Revenue Cargo tonne-km (mio)	46	- 2.9	289	- 2.5
Cargo load-factor (%)	62.5	+ 0.5P.	59.4	+ 0.2P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

10 July 2007

 **Lufthansa** Investor Relations

Shareholders' structure

58.2 per cent of equity in German hands

Lufthansa's share capital is divided into 457.9 million registered non-par value shares. About 334,300 shareholders are recorded in Lufthansa's shareholders' register. Around 22.6 per cent of Lufthansa's share capital is held by private stock owners, about 77.4 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months and after convening of the anual general meeting to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 58.2 per cent of Lufthansa share capital at 30 June 2007. Second with 18.1 per cent were shareholders from the U.S.A. followed by investors from Great Britain with 11.2 per cent and Luxembourg with 4.4 per cent.

The requirements for continued exercise of air traffic rights are thus fulfilled.

As of 30 June 2007

Shareholder structure

Freefloat	100 %
- there of AXA Group*	10.56 %
- there of Barclays Global Investors**	3.02 %

Shareholder structure by nationality
as of 30 June 2007

Germany	58.2 %
USA	18.1 %
UK	11.2 %
Luxembourg	4.4 %
Belgium	3.1 %
France	1.8 %
Other	3.2 %



* Disclosure of 14 July 2006
** Disclosure of 1st June 2007

Shareholder structure according to the standards of Deutsche Börse

Issued 30.06.2007

Lufthansa posts all-time passenger record in first half

10.07.2007

Lufthansa Cargo lifts freight volume and capacity utilisation

Lufthansa has come up with its best-ever traffic figures in the first half 2007: Never before in the first six months of a year have so many passengers flown with Germany's biggest airline as in this year. Around 27 million passengers took flights with Lufthansa from January to June, 5.9 per cent more than in the same term in the previous year. Revenue-passenger kilometres rose year-on-year by 7.7 per cent to 56.8 million. The seat load factor improved by 2.1 percentage points to 76.1 per cent.

Lufthansa Cargo transported 877,000 tonnes of cargo and mail in the first half, which is 2.8 per cent up on the previous year's level. The cargo load factor was up by 1.3 percentage points to 68.5 per cent.

Overall capacity utilisation in the passenger and airfreight business improved in the first six months to 72.9 per cent - an increase of 1.7 percentage points.

The Lufthansa Group will be publishing the first-half figures on 26 July 2007. They will be available for download at www.lufthansa-financials.com.

Lufthansa Group	Jan.-June 2007	Jan.-June 2006	Year-on-year change in %
Passengers (1,000s)	26,950	25,449	+ 5.9
Available seat-kilometres (mill.)	74,568	71,289	+ 4.6
Revenue pax-kilometres (mill.)	56,752	52,695	+ 7.7
Passenger load factor in per cent	76.1	74.0	+ 2.1P.
Freight/mail (in 1,000 tonnes)	877	853	+ 2.8
Cargo load factor in per cent	68.5	67.2	+ 1.3P.
Available cargo tonne-kilometres (mill.)	13,412	12,946	+ 3.6
Revenue cargo tonne-kilometres (mill.)	9,779	9,217	+ 6.1
Overall load factor in per cent	72.9	71.1	+ 1.7P.
Number of flights	337,261	326,803	+ 3.2

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Lufthansa and AiRUnion to enter partnership

11.07.2007

Both carriers will complement each other's networks

Lufthansa and the Russian airline alliance AiRUnion have announced plans to expand their services within Russia in order to offer their respective passengers a wider choice of flights. Both carriers have signed a corresponding Memorandum of Understanding towards the development of a strategic partnership, which initially foresees the reciprocal sale of tickets from the summer of 2008 and, in the medium term, code-share flights and cooperation on their frequent flyer programmes.

AiRUnion operates a comprehensive route network and offers flights to 35 destinations in all the important regions of Russia. Under the partnership agreement, these domestic connections will complement Lufthansa's extensive services. Lufthansa already offers 200 flights per week to 18 destinations in Russia and the CIS and is thus one of the leading western European airlines operating in this region.

"Russia is an important destination for our customers - and it is growing steadily in significance. Together with AiRUnion, we will be able to provide a dense network of connections within Russia for our passengers and thus crucially improve our position in this up-and-coming market," said Lufthansa CEO and Chairman Wolfgang Mayrhuber. "This cooperation is also important in strategic terms, as we aim to develop the partnership between Lufthansa and AiRUnion into an important and strong alliance in Russia."

About AiRUnion
AiRUnion is an alliance of the five Russian carriers KrasAir, Domodedovo Airlines, Sibaviatrans, Omskavia and Samara, which was founded in 2004 on the initiative of KrasAir. AiRUnion aims to establish an efficient and ramified route network based on a multi-hub system. At present, its route network not only extends throughout Russia but also encompasses the CIS states and other countries.

AiRUnion's fleet comprises more than 70 aircraft, including the Russian aircraft types IL-96, Tu-204, Tu-214, Tu-154M, IL-86 as well as the western aircraft types Boeing 767, Boeing 757 and Boeing 737.

About Lufthansa
Lufthansa is a leader among foreign airlines operating in Russia and the CIS. Lufthansa currently offers 200 direct flights a week from 18 cities in the CIS (Almaty, Ashgabat, Astana, Baku, Donetsk, Kazan, Kiev, Minsk, Moscow, Nizhniy Novgorod, Perm, Rostov-on-Don, Samara, St. Petersburg, Tbilisi, Ufa, Yekaterinburg and Yerevan) to Germany and onwards to Lufthansa's international network encompassing 192 destinations worldwide.

Following the successful integration of SWISS, the Lufthansa Group is continuing to expand its position as a leading international airline. Last year, 53.4 million passengers flew with Lufthansa to 185 destinations. SWISS carried 10.5 million passengers to 70 destinations. Lufthansa operates a fleet of 430 aircraft, while the Swiss group currently operates services with 73 aircraft. The Lufthansa Group employs a total of 101,000 people worldwide originating from 165 nations.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Lufthansa raises fuel surcharge on long-haul flights

18.07.2007

No change in fuel surcharge on short to medium-haul services

With the crude oil price peaking to new heights in recent weeks, Lufthansa is reacting to the concomitant increase in the price for kerosene by raising the fuel surcharge on longhaul flights by ten euros. The airline is thus retracting the ten-euro cut by which it reduced its long-haul fuel surcharge in October 2006. The surcharge for long-haul tickets will consequently rise from 20 July 2007 to 62 euros for each flight leg on a passenger's route. The surcharge on flights within Germany and Europe remains unchanged at twelve euros per flight leg.

Lufthansa continually monitors the oil price and adjusts its fuel surcharge in line with developments in jet fuel prices on the crude oil market.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Lufthansa achieves operating result (EUR 486m) and net profit (EUR 992m) at record levels in the first half-year 2007 and raises its outlook for the full year

25.07.2007

Adhoc Release pursuant to § 15 of the Securities Trading Act (WpHG)

In the first half-year 2007 the Lufthansa Group achieved revenue of EUR 10.1bn (previous year: EUR 9.6bn) and increased the operating result by 64% to EUR 486m. Net profit for the period reached EUR 992m (previous year: EUR 85m), also a record high. In addition to excellent performance in the operating business, the profit contribution from Swiss International Airlines Ltd. attributable to Lufthansa (49%) of EUR 88m and book gains on the disposal of the 50% stake in Thomas Cook AG (EUR 503m) and on a share buy-back by WAM Acquisition S.A. (EUR 71m) all contributed to this very gratifying result. The Executive Board is raising its profit forecast and now anticipates an operating result for the full year - in line with market expectations - significantly above EUR 1bn. This includes the operating result of SWISS for the second half-year, which is also developing better than previously anticipated.

Lufthansa will publish further information and the complete interim report on 26 July 2007. The figures will be made available online at **www.lufthansa-financials.com** from 08:00 CEST.



Lufthansa

Analysts' Call January-June 2007



Stephan Gemkow
Member of the Executive Board and CFO
Deutsche Lufthansa AG

Frankfurt, 26 July 2007



Key figures of the Lufthansa Group H1 2007




LH Group results H1 2007
m€
1200
900
600
300
0
+64%
486
+99%
833
+1067%
992
Op. result
EBIT
Net profit

Key figures	H1 2007	Change yoy (%)
Revenue	10,089 m€	+ 4.6
-thereof traffic rev.	7,739 m€	+ 4.1
Operating profit	486 m€	+ 63.6
EBIT	833 m€	+ 98.9
Net profit	992 m€	+1,067%
Cash flow	1,076 m€	+ 54.4
Capex	852 m€	-2.7
		Change vs. Dec. 31, 2006
Net liquidity	703 m€	-
Equity ratio	27.1%	+1.9%P
Market Cap	9,506 m€	- 0.4%

Group revenue by business segments
H1 2007 vs. H1 2006



Catering (9%)
IT Services (1%)
MRO (11%)
Logistics (13%)
Passenger Transportation (66%)



External revenue in m€
Passenger Transportation
6,667
6,256
Logistics
1,302
1,383
MRO
1,087
1,024
IT Services
136
136
Catering
897
849
0
2,000
4,000
6,000
8,000
H1 2006
H1 2007

Parameters of Group traffic revenue development

H1 2007 vs. H1 2006



in m€
7,437
243
+/- 0
Consolidation
+ 505
Volume
- 227
Currency
+ 24
Price
7,739
268
Traffic revenue H1 2006
thereof Germanwings
Traffic revenue H1 2007

Development of traffic regions
Lufthansa Passenger Airlines*

H1 2007 vs. H1 2006



Americas

Traffic revenue	+ 9.0%
ASK	+ 5.8%
RPK	+ 8.4%
SLF	+ 2.0%P
Yield (p.RPK)	+ 0.4%

Europe

Traffic revenue	+ 4.0%
ASK	+ 7.4%
RPK	+ 10.0%
SLF	+ 1.5%P
Yield (p.RPK)	- 5.4%

Asia/Pacific

Traffic revenue	+ 7.7%
ASK	+ 2.0%
RPK	+ 5.6%
SLF	+ 2.8%P
Yield (p.RPK)	+ 2.0%

Middle East/Africa

Traffic revenue	+ 3.5%
ASK	- 2.3%
RPK	+ 3.9%
SLF	+ 4.4%P
Yield (p.RPK)	- 0.3%

Total

Traffic revenue	+ 5.9%
ASK	+ 4.6%
RPK	+ 7.7%
SLF	+ 2.1%P
Yield (p.RPK)	- 1.7%

*Lufthansa and regional partners; Change yoy

Traffic performance is excellent

Traffic figures of Lufthansa* vs. peers

Traffic figures

Jan – June 2007, change yoy [%]



10
8
6
4
2
0
-2
-4
Pax
ASK
RPK
SLF
LH
AF/KLM
BA

Sales per traffic region

RPK Jan – June 2007, change yoy [%]



Europe
12
10
8
6
4
2
0
-2
LH
AF/KLM
BA
Americas
10
8
6
4
2
0
-2
-4
LH
AF/KLM
Middle East / Africa
10
8
6
4
2
0
LH
AF/KLM
BA
Asia / Pacific
10
8
6
4
2
0
-2
-4
-6
-8
LH
AF/KLM

* Lufthansa and regional partners (excl. SWISS)

Development of expenses
H1 2007 vs. H1 2006

	in m€
Cost of material	5,149
Staff costs	2,595
Depreciation and amortisation	542
Other operating expenses	1,923
Total	10,209



change in percent
2.4
2.9
3.7
3.5
4.4
4.8
2.0
2.7
2.8
3.1
0
2
4
6
Group H1 2007
Group as of H1 2006

Operating result
H1 2007 vs. H1 2006

in m€	H1 2007	H1 2006	Change
Result from operating activities	**+ 621**	**+ 338**	**+ 283**
Net book gains assets/fin. investments	- 92	- 6	- 86
- thereof aircraft disposals	- 5	- 11	
- thereof WAM share buyback	- 71	0	
Valuation from non-current borrowings	- 9	+ 22	- 31
Income from reversal of provisions	- 34	- 57	+ 23
Operating result	**+ 486**	**+ 297**	**+ 189**

Operating result per segment
H1 2007 vs. H1 2006



in m€
Passenger Transportation
Logistics
MRO
IT Services
Catering
278
140
29
47
124
111
14
20
31
5
H1 2006
H1 2007
0
50
100
150
200
250
300

EBIT and EBITDA

H1 2007 vs. H1 2006

in m€	H1 2007	H1 2006	Change
Result from operating activities	**+ 621**	**+ 338**	**+ 283**
Income from subsidiaries, joint ventures and associates	+ 240	+ 116	+ 124
Other financial items	- 28	- 35	+ 7
EBIT	**+ 833**	**+ 419**	**+ 414**
Depreciation	+ 542	+ 517	+ 25
Write-downs of financial items	+ 6	+ 10	- 4
EBITDA	**+ 1,381**	**+ 946**	**+ 435**

Net profit

H1 2007 vs. H1 2006

in m€	H1 2007	H1 2006	Change
EBIT	**+ 833**	**+ 419**	**+ 414**
Balance of net interest	- 101	- 95	- 6
Income taxes	- 146	- 140	- 6
Result of discontinued op. (Leisure Travel)	+ 503	- 71	+ 574
Result attributable to minorities	- 97	- 28	- 69
Net profit	**+ 992**	**+ 85**	**+ 907**

Cash flow from operating activities
H1 2007 vs. H1 2006

in m€	H1 2007	H1 2006	Change
EBT (Result before income taxes)	**+ 732**	**+ 324**	**+ 408**
Depreciation and amortisation	+ 574	+ 587	- 13
Results from fixed asset disposals	- 75	- 4	- 71
Income from subsidiaries, JV and ass.	- 240	- 116	- 124
Income taxes	- 144	- 35	- 109
Others	+ 227	- 59	+ 286
Cash flow from operating activities	**+ 1,074**	**+ 697**	**+ 377**
Capex	**+ 852**	**+ 876**	**- 24**

Outlook
Operating result

in m€



1200
1000
800
600
400
200
0
28
718
36
383
577
845
2001
2002
2003
2004
2005
2006
2007

Status: July 26th, 2007

SWISS will contribute to the Group's operating result from H2 2007 on



SWISS EBIT*



swiss
(mCHF)
400
200
0
-200
-400
-600
-800
-1000
-909
-498
-122
-14
231
285
2002
2003
2004
2005
2006
H1 2007
SWISS joins LH Group

*2002-2005: EBIT before restructuring costs

Fuel hedge scenario Lufthansa Group 2007

Status July 2007



market price
LH-price 2007 incl. SWISS
in USD/bbl
103
98
93
88
83
78
73
68
63
58
53
48
43
38
33
28
in USD/bbl
28
33
38
43
48
53
58
63
68
73
78
83
88
93
98
103



Average Hedging position
in %
100
90
80
70
60
50
40
Q4 2007
Q1 2008
Q2 2008
Q3 2008

Expected fuel costs for the Group reflect increased prices and hedging policy

(Snapshot July 2nd, 2007: spot price 72.63 USD/bbl)

Fuel expenses LH Group (after hedging) in €bn



5.0
4.8
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
2.8
2.6
2.4
2.2
LH-Group
SWISS
SWISS in H1 2007
0.3
SWISS in H2 2007
0.3
2.6
3.4
4.2
3.6
3.9
4.0 (+4%)
87 USD/bbl (+20%)
4.0 (+2%)
80 USD/bbl (+10%)
3.7 (-4%)
65 USD/bbl (-10%)
3.6 (-8%)
58 USD/bbl (-20%)
2005
2006
2007e
sensitivities

Status quo: Lufthansa‘s profitability is catching up with peers´ perfomance



Operating margin [%] per year
12
10
8
6
4
2
0
2004
2005
2006
Adj. op. Margin*



Operating margin [%] per quarter
12
10
8
6
4
2
0
Q2/06
Q3/06
Q4/06
Q1/07
Q2/07
Adj. op. margin*

LH —○— BA—▲— AF/KLM—◆—

* „Adjusted operating margin“ for comparability with peers (Operating result + reversal of provisions) / Revenue

A new initative will create sustainable momentum

UPGRADE To Industry Leadership

- **Objective:** Leading profitability among European network carriers
- **Measurement:** Operating margin
  Adjustments for comparability:
  - Write-back of provisions (incl. in adj. op. margin)
  - Different depreciation policies
- **Monitoring + Reporting:** External reporting
  - Annual report
  - Interim reports for trend observations

➡ **Combination of bottom line focus and benchmark orientation**

“Upgrade to Industry Leadership“ is more than a cost savings program

Margin [€]

- Exploit new and profitable markets and segments
- Focus on customer value
- Expand customer base
- Improve customer loyalty
- ...

Revenue

Upgrade

Development of margin without program “Upgrade“

Upgrade

Costs

Upgrade Customer View

Upgrade Production View

Top profitability through

UPGRADE

Upgrade Industry View

Upgrade Corporate View

- Simplify processes and standardise
- Strengthen procurement
- Intensify “shared services”
- Establish “decentralised entrepreneurship“
-...

At revenues of EUR 19.85 bn

Adj. op. margin 4.9%

2006

t

How do we manage Upgrade?



Top-down
Executive Board /
Group management
Upgrade
Office
"Upgrade"
officers
Project
teams
Workshops
Bottom-up

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

2nd Interim Report
January – June 2007



10.1bn
EUR revenue

486m
EUR operating result

992m
EUR net profit for the period

Lufthansa Group overview

Key data [1]

		January – June 2007	January – June 2006	Change in %
Revenue and Result				
Revenue	€m	10,089	9,648	4.6
- of which traffic revenue	€m	7,739	7,437	4.1
Operating result	€m	486	297	63.6
EBIT	€m	833	419	98.9
EBITDA	€m	1,381	946	46.0
Net profit/loss for the period	€m	992	85	–
Key balance sheet and cash flow statement figures				
Total assets	€m	21,170	19,623	7.9
Equity ratio	%	27.1	22.3	4.8pp
Net liquidity [2]	€m	703	344	104.4
Cash flow from operating activities	€m	1,074	697	54.1
Capital expenditure	€m	852	876	– 2.7
Key profitability and value creation figures				
Adjusted operating margin [3]	%	5.2	3.7	1.5pp
EBITDA margin	%	13.7	9.8	3.9pp
The Lufthansa share				
Share price at half year end	€	20.76	14.40	44.2
Earnings per share	€	2.17	0.19	–
Traffic figures				
Passengers	thousands	26,950	25,440	5.9
Freight/mail	thousand tonnes	877	853	2.8
Passenger load factor	%	76.1	74.0	2.1pp
Cargo load factor	%	68.5	67.2	1.3pp
Available tonne-kilometres	millions	13,412	12,942	3.6
Revenue tonne-kilometres	millions	9,779	9,219	6.1
Overall load factor	%	72.9	71.2	1.7pp
Number of flights		337,261	326,866	3.2
Employees				
Employees as of 30 June	number	97,067	93,005	4.4

[1] Due to changes in the group of consolidated companies the comparability of the figures with those of the previous year is limited to some extend.
[2] Long-term securities serving as liquidity reserves and cashable at short notice have been included in the calculation of net liquidity.
[3] Ratio for comparability with other airlines: (operating result and reversals of provisions)/revenue.

The interim report at 30 June 2007 was prepared in accordance with the rules of IAS 34, taking into account the standards applicable since 1 January 2007.

Date of disclosure: 26 July 2007

Contents

Dear Shareholders,

Lufthansa has continued its successful path in the first half-year, further increasing both traffic and sales. With success: the operating result improved by 64 per cent to EUR 486m.

In order to sustain this development over the long-term we have continued to invest in products and quality. In April we continued our fleet renewal programme, placing orders for more efficient regional aircraft. This reduces costs, secures planned growth and makes a considerable contribution to protecting the environment.

Successful progress is also being made with SWISS. Now that the conditions for a complete merger have been met by securing air traffic rights, SWISS is to be fully integrated into the Group from 1 July 2007. As an autonomous company, with its own branding and head office in Switzerland, SWISS is a key partner for us.

It is not only passenger transportation as the largest business segment that is developing well. All segments are making their contribution to value creation.

Lufthansa Cargo is holding its own in the highly competitive logistics sector and has taken on a pioneer role in the Chinese market. Lufthansa Technik expanded its customer base considerably in the first half-year and continues on a success path with positive results in all areas. Lufthansa Systems is investing to cement its position as the leading IT service provider for the aviation industry. LSG Sky Chefs is profiting from the completed restructuring and will continue to improve its earnings position.

In view of the positive business development we are confident of increasing profitability still further and are now anticipating an operating result, in line with market expectations, significantly above EUR 1bn for the full financial year.

We are already achieving business excellence in many areas – but we want more. Our goal is industry leadership not only in quality and customer value but also in profitability. To achieve this we have launched the "Upgrade to Industry Leadership" initiative, which will save further costs but is also intended to increase competitiveness by focused investments in optimising processes and innovations.

Dear Shareholders, your company is on the right track towards industry leadership and thanks to our motivated staff we will get there, for you and for our customers. Please accompany us as we go ahead.



Wolfgang Mayrhuber
Chairman and CEO



Stephan Gemkow
Member of the Executive Board
Chief Financial Officer



Stefan Lauer
Member of the Executive Board
Chief Officer Aviation Services and Human Resources

The share

The German stock exchange index DAX continued its upward course with minor interruptions in the first half-year. On 20 June it nearly reached the record high from the year 2000 at a high for the day of 8,131 points. News of price corrections on Chinese stock exchanges, shortcoming on the US real estate market and interest rate adjustments by central banks were initially the focus of attention. At the same time research institutes overall were providing a positive outlook for the global and the German economy.

Lufthansa's share price trend in the first half year of 2007 compared with the DAX



in %
130
120
110
100
90
80
Lufthansa
DAX
29.12. 12.1. 26.1. 9.2. 23.2. 9.3. 23.3. 6.4. 20.4. 4.5. 18.5. 1.6. 15.6. 29.6.
2006 2007

In contrast to 2006, airline stocks have not so far been the object of great investor consideration in the first half-year 2007. In line with the sector as a whole the Lufthansa share price only moved sideways over the course of the first half-year. The high was reached on 19 January at EUR 22.72, with the low on 8 June at EUR 19.64. At the end of June the share was trading at EUR 20.76, representing a decline of 0.4 per cent compared with the beginning of the year.

The share price movement was influenced by rising oil prices and news from some competitors who reported only slow traffic growth or even a decline and had also expressed reservations about future development. However, Lufthansa's good results in the first quarter encouraged the analysts to upgrade their price targets for the Lufthansa share. These now range up to EUR 27.50. The favourable business development and improved outlook are furthermore viewed positively. The vast majority of analysts therefore recommend the Lufthansa share as a buy.

Lufthansa regularly informs the capital markets on its shareholder structure as part of the German Aviation Compliance Documentation Act (LuftNaSiG). At the end of the first half-year 58.2 per cent of Lufthansa's share capital was held by German shareholders and 41.8 per cent by non-Germans. Shareholders from the US were in second place with 18.1 per cent, followed by UK investors (11.2 per cent) and those based in Luxembourg (4.4 per cent). The largest shareholders are AXA Group with 10.56 per cent and Barclays Global Investors with 3.02 per cent. Altogether some 77.4 per cent are held or managed by institutional investors. Around 22.6 per cent of the issued capital is in the hands of private shareholders.

At the Annual General Meeting held on 18 April shareholders voted in favour of a dividend of EUR 0.70 per share (previous year: EUR 0.50). On 19 April EUR 321m were distributed accordingly. Attendance at the Annual General Meeting was at 54.14 per cent well above last year's (36.34 per cent). The resolutions and voting results can be viewed at www.lufthansa-financials.com.

Responsible and sustainable corporate behaviour is also appreciated by the capital markets and increasingly influences investment decisions. Lufthansa's membership in the FTSE4Good Index was reconfirmed in June.

Interim management report

Economic settings

The global economy continues to grow strongly. For the current year forecasters are predicting growth of 3.5 per cent and 2.7 per cent for the euro zone.

Fluctuations on the oil market have flattened somewhat compared with last year. The average price for a barrel (159 litres) of Brent Crude was USD 63.65 in the first half-year (previous year: USD 66.57). By the end of the half-year the oil price had again risen to USD 71.41 per barrel, however.

The dynamic economic expansion also continues to lift air traffic. According to information from IATA, passenger numbers increased by 6.5 per cent worldwide between January and May. Freight volumes rose comparatively modestly at 2.8 per cent. Airlines also reported positive traffic figures for Europe. For the current year growth of 6 to 7 per cent is expected for global passenger traffic and about 4 per cent for cargo traffic.

Course of business and the Group's economic position

Significant events On 17 February Lufthansa and the trade union ver.di reached agreement on a new pay settlement for ground staff. It runs for 17 months until the end of May 2008. From May 2007 employees' basic salary went up by 3.4 per cent. They will also receive a profit linked payment. In addition the crisis agreement from 2004 was extended, which under certain predefined economic conditions allows the Company to adjust staff capacities flexibly.

Following the approval of the Supervisory Board and the EU competition authority Lufthansa sold its stake in Thomas Cook on 2 April to KarstadtQuelle AG (now known as Arcandor AG). At the same time the stake in Condor Flugdienst GmbH was increased from 10 to 24.9 per cent. Lufthansa also took over the stake held by Condor in the Turkish-German airline joint venture SunExpress.

At its meeting on 17 April the Supervisory Board approved the order of 45 short-haul aircraft. From late 2008 Lufthansa will take delivery of 30 regional aircraft from the Embraer 190 family and 15 regional aircraft from the Bombardier CRJ900 family.

On 31 May 2007 the rating agency Moody's raised the outlook for Lufthansa's Baa3 credit rating from stable to positive. This recognises the positive operating development at Lufthansa and the improvement of its financial profile as well as the successful restructuring at SWISS and LSG Sky Chefs and the sale of the Thomas Cook stake.

For the cabin crew of Lufthansa a new pay structure applies retroactively from 1 June, which combines the results of the pay settlements with ver.di and UFO (Independent Organisation of Flight Attendants). It means that basic salary and purser allowance will go up by 0.9 per cent in addition to the rise of 2.5 per cent from the beginning of the year. There will also be a profit linked payment for 2006.

Dr Gerhard Cromme resigned his post on the Supervisory Board with effect from 30 June 2007. He is succeeded by Jacques Aigrain, Chief Executive Officer of Swiss Re, who was appointed to the Supervisory Board of Deutsche Lufthansa AG by the Cologne District Court on 3 July 2007.

Changes in the group of consolidated companies Major changes have taken place in the group of consolidated companies compared to the same period last year. You will find detailed information in the table on page 23.

Business performance Lufthansa Group **traffic** rose considerably in the first half-year. Lufthansa Passenger Airlines and Lufthansa Cargo expanded their capacity measured in tonne-kilometres by a total of 3.6 per cent. At the same time sales increased by 6.1 per cent. This meant that the overall load factor could be increased by 1.7 percentage points to 72.9 per cent.

Between January and June Lufthansa Passenger Airlines (Lufthansa and its regional partners) carried some 27 million passengers, 5.9 per cent more than last year. Capacity grew by 4.6 per cent and sales by 7.7 per cent, enabling an improvement in the seat load factor of 2.1 percentage points to 76.1 per cent.

Germanwings carried 3.7 million passengers in the first half-year (+9.8 per cent) and maintained a high load factor of 81.0 per cent.

Volumes increased in the cargo business by 2.8 per cent to 877,000 tonnes. Sales rose faster (3.9 per cent) than capacity (+ 1.9 per cent), resulting in an increase in the cargo load factor of 1.3 percentage points to 68.5 per cent.

Group traffic revenue went up by 4.1 per cent to EUR 7.7bn. Traffic revenue's share of total revenue remained at a high level. Passenger Transportation showed an increase of 6.0 per cent due to substantial expansion of capacity and stable average yields. However, traffic revenue in the Logistics segment was down by 5.1 per cent compared with the previous year as a result of declining average yields.

Other revenue improved by 6.3 per cent to EUR 2.4bn. The MRO (Maintenance, Repair and Overhaul) business segment accounts for EUR 1.1bn (+6.2 per cent) and Catering for EUR 897m (+5.7 per cent). **Total revenue** increased to EUR 10.1bn, a rise of 4.6 per cent year-on-year.

External Revenue Share of individual business segments in %



66.1 Passenger Transportation
12.9 Logistics
10.8 MRO
1.3 IT Services
8.9 Catering

Other operating income went up by 26.6 per cent to EUR 680m. This includes a book gain of EUR 71m on the share buy-back by WAM Acquisition S.A. decided in May and to be carried out on 30 August 2007. **Operating income** in total rose by 5.8 per cent to EUR 10.8bn.

Operating expenses in contrast increased under proportionally by 3.1 per cent to EUR 10.2bn.

The **cost of materials and services** alone accounts for EUR 5.2bn, an increase of 2.9 per cent. This includes fees and charges, which went up by 3.1 per cent to EUR 1.4bn. Fuel expense was more or less unchanged at EUR 1.6bn. Other raw materials, supplies and purchased goods climbed as a result of higher volumes by 5.4 per cent to EUR 1.1bn. **Staff costs** rose by 3.5 per cent to EUR 2.6bn; this includes the pay rise for ground staff of 3.4 per cent applicable from May 2007 and a one-off payment for the months January to April 2007. As of 30 June the Group has 97,067 **employees**, 4.4 per cent more than a year ago. Adjusted for changes in the group of consolidated companies the rise was 2.7 per cent. **Depreciation and amortisation** went up by 4.8 per cent to EUR 542m, particularly due to deliveries of new aircraft. **Other operating expenses** were 2.7 per cent above last year's level at EUR 1.9bn.

Operating expenses

	January – June 2007 in €bn	January – June 2006 in €bn	**Change** in %
Cost of materials and services	5,149	5,005	2.9
- of which aircraft fuel	1,638	1,625	0.8
- of which fees and charges	1,429	1,386	3.1
Staff costs	2,595	2,507	3.5
Depreciation and amortisation	542	517	4.8
Other operating expenses	1,923	1,873	2.7

In the first half-year all profit ratios improved significantly. The **profit from operating activities** went up by 83.7 per cent to EUR 621m. The **operating result** (adjusted for income from disposals of non-current assets and reversal of provisions amongst others) rose by 63.6 per cent to EUR 486m. **EBIT**, which includes earnings from equity investments, nearly doubled, advancing by EUR 414m to EUR 833m. It includes the result of investments accounted for using the equity method, which rose by 177.6 per cent to EUR 191m, partly due to the outstanding performance of SWISS. This meant that the financial result also climbed by EUR 125m to EUR 111m. **The net profit** for the period is shown at EUR 992m (previous year: EUR 85m). This includes a book gain of EUR 503m from the disposal of the Thomas Cook stake.

Cash flow and capital expenditure

Operating cash flow of EUR 1.1bn (previous year: EUR 697m) was generated in the first six months of the 2007 financial year. Gross capital expenditure amounted to EUR 852m, of which EUR 515m were for final payments on three Airbus A340 and three Airbus A319, as well as for aircraft overhauls and predelivery payments for new aircraft. EUR 165m were invested in non-current financial assets (including consolidated and non-consolidated equity investments), therein included the additional stake in Condor Flugdienst GmbH and SunExpress. In addition to the capital expenditure a further EUR 854m were invested in current securities and funds, of which EUR 283m were allocated to the Lufthansa Pension Trust and EUR 39m to the trust fund for obligations from partial retirement agreements. The corresponding funding requirement was met from interest and dividends received and proceeds from the disposal of assets – particularly the cash payment of EUR 800m from the sale of the Thomas Cook shares to KarstadtQuelle (now known as Arcandor AG). For investing activites and cash investments total net cash of EUR 610m was used (previous year: EUR 370m). Financing activities, i.e. scheduled repayment of borrowing, dividend distribution to shareholders of Deutsche Lufthansa AG and minority shareholders of other consolidated companies and current interest payments required a net sum of EUR 219m. In the same period last year the outflow from financing activities amounted to EUR 751m. Cash and cash equivalents increased by a total of EUR 245m (previous year: EUR –424m). The internal financing ratio for the half-year just ended was 126.3 per cent, compared to 79.6 per cent in the previous year.

Reconciliation of results

in €m	January – June 2007 Income statement	January – June 2007 Reconciliation with operating result	January – June 2006 Income statement	January – June 2006 Reconciliation with operating result
Revenue	**10,089**		**9,648**	
Changes in stocks	61		55	
Other operating income	680		537	
- of which book gains from financial investments		– 98		– 21
- of which income from reversal of provisions		– 34		– 57
- of which write-ups on capital assets		– 6		– 3
- of which period-end valuation of non-current financial liabilities		– 12		0[1]
Total operating income	**10,830**	**– 150**	**10,240**	**– 81**
Cost of materials and services	– 5,149		– 5,005	
Staff costs	– 2,595		– 2,507	
- past service costs		–		–
Depreciation	– 542		– 517	
- of which impairments		–		–
Other operating expenses	– 1,923		– 1,873	
- of which expenses incurred from book losses and current financial investments		12		18
- of which period-end valuation of non-current financial liabilities		3		22
- of which provision for onerous contracts		–		–
Total operating expenses	**– 10,209**	**15**	**– 9,902**	**40**
Profit from operating activities	**621**		**338**	
Total from reconciliation with operating result		– 135		– 41
Operating result		**486**		**297**
Income from subsidiaries, joint ventures & associates	240		116[2]	
Other financial items	– 28		– 35	
EBIT	**833**		**419**[2]	
Write-downs (incl. in operating result)	542		517	
Write-downs on financial investments (incl. at-equity)	6		10	
EBITDA	**1,381**		**946**[2]	

[1] Rounded below EUR 1m.
[2] Previous year adjusted for Thomas Cook.

Financial position

Total assets at the end of the first half-year 2007 were at EUR 21.2bn, EUR 1.7bn higher than at year-end 2006. Of this increase EUR 453m were accounted for by non-current assets, of which EUR 79m were for aircraft and reserve engines. Due to seasonal and billing effects current receivables rose by EUR 716m and cash and cash equivalents, including current securities, by EUR 770m. The disposal of the Thomas Cook stake, which had been accounted for using the equity method, had an opposing effect, as they had already been recorded under current assets (EUR 372m) at year-end 2006. The ratio of non-current assets to total assets sank from 66.6 per cent at year-end 2006 to 63.4 per cent.

Shareholders' equity (including minority interests) rose by EUR 843m compared with year-end 2006 to EUR 5.7bn. This increase is largely due to the high net profit of EUR 992m for the period, which includes the income of EUR 503m from the disposal of the Thomas Cook shares. The share of minority interests also went up by EUR 97m. This is almost entirely due to the portion of the result of investments accounted for using the equity method of SWISS attributable to minority interests until 30 June 2007.

The equity ratio rose in the first half-year to 27.1 per cent compared with 25.2 per cent at the end of the 2006 financial year.

As of 30 June 2007 net liquidity – including non-current liquidity reserves of EUR 556m – amounted to EUR 703m, compared with EUR 101m at year-end 2006. Gearing, including provisions for retirement benefit obligations, was reduced to 51.7 per cent (year-end 2006: 75.7 per cent).

Group fleet
Number of commercial aircraft as at 30.6.2007

Manufacturer/Type								Change		Share
	Lufthansa	Lufthansa Cargo	CityLine	Air Dolomiti	Germanwings	Eurowings	Group	vis-à-vis 30.6.2006	vis-à-vis 31.12.2006	thereof Finance/ Operating Lease
Airbus A300	14	–	–	–	–	–	14	–	–	–
Airbus A310	4	–	–	–	–	–	4	– 1	–	–
Airbus A319 [1]	20	–	–	–	22	–	42	+ 5	+ 3	13
Airbus A320	36	–	–	–	3	–	39	–	–	3
Airbus A321	26	–	–	–	–	–	26	–	–	1
Airbus A330	10	–	–	–	–	–	10	– 2	–	–
Airbus A340	45	–	–	–	–	–	45	+ 6	+ 3	–
Boeing 747	30	–	–	–	–	–	30	–	–	–
Boeing 737	63	–	–	–	–	–	63	–	–	2
MD 11F	–	19	–	–	–	–	19	–	–	–
Canadair [2]	9	–	58	–	–	8	75	– 1	– 3	8
BAE 146 [3]	5	–	–	–	–	15	20	+ 1	+ 1	19
AVRO	–	–	18	–	–	–	18	–	–	13
ATR	–	–	–	14	–	14	28	– 1	– 1	20
Total	**262**	**19**	**76**	**14**	**25**	**37**	**433**	**+ 7**	**+ 3**	**79**

Leasing rate Lufthansa Group: 18%
[1] One of the aircraft owned by Lufthansa is leased to Germanwings.
[2] Aircraft owned by Lufthansa and leased to Eurowings.
[3] Five of Lufthansa's operating lease aircraft are leased to Air Dolomiti.

Risks and opportunities

The Group's businesses are accompanied by a variety of opportunities and risks, which are indissolubly linked with entrepreneurial activity. Our Group-wide opportunities and risk management allows us to identify them in advance, analyse and quantify them and so harness their potential for the Company's success. You can find information on the Group's opportunities and risk management system and the risk position of the Group in the Annual Report 2006 from page 98 onwards.

In the first six months of 2007 no further significant risks for the Group have been added to the opportunities and risks which were described in detail in the 2006 Annual Report. The risk position of the Lufthansa Group is therefore unchanged. The risks described in the 2006 Annual Report can potentially cause a significant degradation of the earnings and financial position of the Lufthansa Group. However, taking all known facts into account, there are currently no risks which could endanger the existence of the Group in the foreseeable future. In addition to the existing reporting, the Executive Board of Lufthansa is regularly informed of changes in the opportunities and risk position by means of an opportunities and risks report.

Significant events after the reporting period

On 1 July Lufthansa exercised the call option for the remaining 51 per cent of Air Trust AG, which holds the voting rights of Swiss International Air Lines Ltd. This means that from this point on SWISS will be fully consolidated in the consolidated financial statements of the Lufthansa Group.

Outlook

Global economic expansion is expected to continue for the current year. Lufthansa will also benefit from this growth. The volatile oil price will still affect results, as will possible over-capacities, which put pressure on prices. However, the Group has responded to these challenges with effective programmes for raising productivity and profitability. All business segments intend to further improve their financial performance over the course of the year.

In view of the operational development to date and the continuing favourable economic conditions we can raise the profit forecast for the Group. For the full financial year 2007 we now anticipate an operating result, in line with market expectations, significantly above EUR 1bn. The operating result for the second half-year from SWISS, which is included, should also benefit from a continuation of the positive business development.

Group initiative "Upgrade to Industry Leadership"

In many areas Lufthansa is already achieving business excellence. We also want to obtain the pole position in terms of profitability amongst European network carriers and are already on the right track. In order to accelerate this process, we have launched the "Upgrade to Industry Leadership" initiative. It is intended to save further costs, but also to improve competitiveness still further by focused investments in optimised processes and innovations. Our "upgrade" covers the customer, production, company and industry views. Key drivers for attaining our objectives will include simplified processes and the more intensive use of shared services, a greater alignment with customer value, the development of profitable new markets and segments and the bundling of strengths, also with our partners. We intend to measure and demonstrate our progress by means of the operating margin, which we adjust to enable a better comparison with our competitors (operating result and reversal of provisions, divided by revenue, see also "adjusted operating margin" in the table "Lufthansa Group overview").

Segment Passenger Transportation

Passenger Transportation

		January – June 2007	January – June 2006	**Change in %**
Revenue	€m	6,954	6,521	6.6
of which with companies of the Lufthansa Group	€m	287	265	8.3
Operating result	€m	278	140	98.6
Segment result	€m	482	236	104.2
EBITDA[1]	€m	888	571	55.5
Segment capital expenditure	€m	564	275	105.1
Employees as of 30 June	number	39,499	37,897	4.2
Passengers carried[2]	thousands	26,950	25,440	5.9
Available seat-kilometres[2]	millions	74,568	71,254	4.6
Revenue passenger-kilometres[2]	millions	56,751	52,706	7.7
Passenger load factor[2]	%	76.1	74.0	2.1 pp

[1] Before profit transfer from other business segments.
[2] Lufthansa Passenger Airlines.

Course of business and economic position The Passenger Transportation segment, consisting of Lufthansa Passenger Airlines, Germanwings, SWISS (until 30 June at equity) and from April 2007 SunExpress (at equity) can look back on an particularly successful first half-year. Traffic, revenue and result increased significantly.

As part of the summer flight timetable in effect from 25 March Lufthansa Passenger Airlines have expanded their global network to 192 destinations (previous year: 188) in 78 countries (previous year: 77). The timetable includes six new destinations, amongst them Pusan (South Korea) and Tirana (Albania). In Europe mainly direct connections were extended, from Düsseldorf, Stuttgart and Hamburg. With the start of the summer flight schedule Lufthansa also began cooperation with Turkish Airlines. Beside code share agreements for flights between Germany and Turkey, it was also accorded that Turkish Airlines will join Star Alliance.

In May Lufthansa and its Star Alliance partners celebrated the tenth anniversary of the world's largest airline network. Over this time the alliance has grown from originally 5 to 17 airlines today. This year also two new members, Air China and Shanghai Airlines, are joining from China, the fastest growing aviation market in the world.

Lufthansa has consistently extended its premium range, e.g. by developing the Lufthansa Private Jet product (including limousine service) and commencing modernisation work on the Senator and Business Lounges.

Our initiatives in the premium sector are well received by customers. For example the readers of the business travel magazine "Business Traveller Deutschland" awarded Lufthansa top marks for service, security and website, and voted the airline into first place for 2006 in five different categories. The travel magazine "Clever Reisen" also awarded Lufthansa first place in a product comparison between twelve scheduled airlines. The categories tested included departure airports in Germany and network, fares, legroom, age of fleet and alliance membership. Lufthansa's Miles & More programme also got good marks: at the Freddie Awards, the Oscars for frequent flyer programmes, where it won the categories "Best Affinity Credit Card", "Program of the Year", "Best Bonus Promotion" and "Best Award" and received several awards.

The success of the Passenger Transportation segment is also visible in further improvements in **traffic figures**. Lufthansa Passenger Airlines (Lufthansa and its regional partners) transported some 27 million passengers between January and June 2007 (+5.9 per cent year-on-year) – a record in the company's history. The passenger load factor rose by 2.1 percentage points to 76.1 per cent at significantly higher capacity. All traffic areas contributed to this result with high growth rates.

Of particular note is the positive development in the largest traffic region, Europe. The expansion of the flight network paid off, as did the successful marketing of the "betterFly" rates. Despite strong competition in Europe the additional capacity, especially towards Eastern Europe, was fully sold in the market. The Americas traffic region also recorded very good growth rates. Additional capacity was fully sold and the load factor went up even further. Lufthansa was also successful in the traffic region Asia/Pacific. Passenger numbers and sales grew strongly and increased the load factor. Despite reduced capacity the traffic region Middle East/Africa increased sales and thereby improved the passenger load factor considerably.

With some 327,000 flights worldwide Lufthansa Passenger Airlines achieved an increase of 3.9 per cent in the first half-year.

Growth in the no-frills sector flattened slightly. In this environment Germanwings could perform well. 3.7 million passengers were carried from January to June 2007 (+9.8 per cent), whilst the passenger load factor remained high at 81.0 per cent (previous year: 81.6 per cent).

With this positive development of the airlines the **traffic revenue** in the segment also rose by 6.0 per cent to EUR 6.5bn. EUR 268m thereof (previous year: EUR 243m) were due to Germanwings. Lufthansa Passenger Airlines have pursued their market-oriented capacity and yield management. Despite significantly higher capacity and a negative currency impact average yields for Lufthansa and its regional partners remained almost stable at −1.7 per cent (adjusted for exchange rates, +1.1 per cent). The share of premium passengers and their yield remained on a high level.

Other operating income amounted to EUR 386m (previous year: EUR 318m) and **total operating income** rose by 7.3 per cent to EUR 7.3bn.

In contrast to the operating income the **operating expenses** only went up by 5.4 per cent to EUR 7.1bn.

Cost of materials and services totalled EUR 4.1bn (+4.8 per cent), of which EUR 1.4bn (+2.6 per cent) was for fuel. The weaker US Dollar restrained the increase in fuel costs, despite the additional capacity. Fees and charges of EUR 1.3bn were paid, 4.0 per cent more than last year. They include flight security fees of EUR 347m (+10.9 per cent), caused by expanded capacity and fee increases. Expenses for handling and landing fees were reduced, however, despite the considerable rise in capacity. Other purchased services amounted to EUR 1.3bn (+7.1 per cent). Herein the MRO expenses climbed by 11.4 per cent to EUR 665m, mainly due to completion of the business class refitting.

Staff costs rose by 8.1 per cent to EUR 1.3bn. This is affected by new recruitment, the increase in basic salary from 1 May 2007 agreed in the wage settlement and a one-off payment for the months January to April. Additions to provisions for retirement benefit obligations declined, however, to EUR 113m (−4.2 per cent) due to the increase in market interest rates at the end of 2006. The **number of employees** went up by 1,602 at the end of June to 39,499 or 4.2 per cent more than a year ago. The operating units in particular employ more staff in line with the increased capacity.

Fleet expansion caused **depreciation** to go up by 3.9 per cent to EUR 375m.

The **operating result** almost doubled, going up by EUR 138m to EUR 278m (previous year: EUR 140m).

Other segment income fell by 36.0 per cent to EUR 32m, largely due to lower reversals of provisions. Other segment expenses remained roughly unchanged at EUR 2m. SWISS, BMI and from the second quarter SunExpress, are incorporated in the result of investments accounted for using the equity method. For the most part SWISS had a significant contribution (EUR 180m) to the increase of 270.2 per cent to EUR 174m. The **segment result** doubled to EUR 482m.

Trends in traffic regions
Lufthansa Passenger Airlines

	Number of passengers in thousands		Revenue passenger-kilometres in millions		Available seat-kilometres in millions		Passenger load factor in %	
	January–June 2007	Change in %	**January–June 2007**	Change in %	**January–June 2007**	Change in %	**January–June 2007**	Change in %
Europe	20,899	5.7	15,270	10.0	23,332	7.4	65.4	1.5pp
America	3,004	7.8	21,490	8.4	26,219	5.8	82.0	2.0pp
Asia/Pacific	2,073	6.4	15,859	5.6	19,371	2.0	81.9	2.8pp
Middle East/ Africa	963	5.2	4,097	3.9	5,593	−2.3	73.3	4.4pp
Total scheduled services	**26,939**	**6.0**	**56,716**	**7.7**	**74,514**	**4.7**	**76.1**	**2.1pp**
Charter	11	−47.7	36	2.5	53	−2.4	66.7	3.2pp
Total	**26,950**	**5.9**	**56,751**	**7.7**	**74,568**	**4.6**	**76.1**	**2.1pp**

Segment capital expenditure – above all for new aircraft (three Airbus A340-600) and predelivery payments on aircraft – rose by EUR 289m to EUR 564m.

In the coming months Lufthansa will continue to invest further in products and quality to expand the offer for business travellers. The lounges in up to 25 locations worldwide are to be modernised and extended over the next two years for some EUR 100m. In addition to the extension of lounge capacities at the hubs in Frankfurt and Munich, other key airports such as Dusseldorf and New York are also undergoing modernisation. Other projects in Los Angeles, Shanghai, London and Paris are being planned as well. The economy class will also be upgraded: from the start of the winter flight schedule the seats will be equipped with individual monitors.

Lufthansa's flight network is to be extended with the help of cooperation agreements. From the start of the winter timetable 2007/2008 Lufthansa and Egypt Air will offer all flights between Germany and Egypt with common flight numbers. Other code share connections, particularly to tourist destinations in North Africa, are also planned. In addition Lufthansa is planning to extend its access to Russian and South American markets through such partnerships.

Germanwings will also extend its network, particularly to Eastern Europe, from the winter schedule 2007/2008.

Outlook The actual operating development and the stable booking situation allows the Passenger Transportation segment to raise its profit forecast for the full financial year 2007. If the development of the global economy is not disrupted by further oil price increases, geopolitical risks or pandemics, then the segment anticipates a significantly higher operating result for 2007 than last year. The full consolidation of SWISS from 1 July will lead to a further improvement in results.

Logistics

Logistics

		January – June 2007	January – June 2006	**Change in %**
Revenue	€m	1,310	1,391	– 5.8
– of which with companies of the Lufthansa Group	€m	8	8	–
Operating result	€m	29	47	– 38.3
Segment result	€m	40	62	– 35.5
EBITDA	€m	104	128	– 18.8
Segment capital expenditure	€m	6	3	100.0
Employees as of 30 June	number	4,565	4,679	– 2.4
Freight/mail	thousand tonnes	877	853	2.8
Available cargo tonne-kilometres	millions	5,931	5,818	1.9
Revenue cargo tonne-kilometres	millions	4,063	3,910	3.9
Cargo load factor	%	68.5	67.2	1.3pp

Course of business and economic position The upturn in global economy and positive economic developments in Germany have had an invigorating effect on the cargo business. Nevertheless, over-capacities and the pressure of competition are still weighing on average yields.

In this environment Lufthansa Cargo has achieved better traffic figures and also set the course for profitable growth. Lufthansa Cargo intends to develop its market position and quality leadership significantly in the sectors of animal transport, valuable cargo, airmail and temperature sensitive goods. To this end the relevant skill sets were bundled together in individualised units from the beginning of the year. At the same time the optimisation programme "Excellence + Growth" is to be continued and supplemented by a range of activities on the sales and cost side to secure the result for 2007.

In terms of flight safety standards Lufthansa Cargo has assumed a leading role and is the first freight airline worldwide to be IOSA certified (IATA Operational Safety Audit). Customers also recognise the efforts the business segment has made. In the reporting period Lufthansa Cargo received two awards. The specialised logistics magazine "Cargo News Asia" conferred the title of "Best Air Cargo Carrier Europe" and the trade magazine "Air Cargo Week" gave Lufthansa Cargo the "Best Airline Customer Care" award for the best global customer service.

Lufthansa Cargo is growing. With the switch to the summer schedule the frequency of flights to Dallas, São Paulo and Shanghai was increased. New in the schedule are Lahore (Pakistan) and Wilmington (USA). Expanding the network of Lufthansa Passenger Airlines also generates additional cargo business. For the summer schedule Lufthansa Cargo is also deploying three chartered long-haul planes and two short-haul aircraft in addition to its own 19 aircraft.

The expanded capacity is also reflected in the **traffic figures**. In the reporting period some 877,000 tonnes of freight and mail were transported, 2.8 per cent more than last year. Capacity was extended by 1.9 per cent and sales were up by 3.9 per cent, leading to an increase in the cargo load factor of 1.3 percentage points to 68.5 per cent. The number of flights went down by 14.8 per cent due to lower charter activity.

In the Europe traffic region capacity and freight volumes both increased as a result of higher capacities at the Passenger Airlines. Sales also went up, leading to an improvement in the cargo load factor. Growth in the Americas region was above-average, as freight capacities were deliberately switched from Asia to America. This meant that capacity declined in the traffic region Asia/Pacific. Transport volumes rose in both regions, as did the load factor.

Traffic revenue was not able to keep up with this positive development in traffic. It fell by 5.1 per cent to EUR 1.2bn. The main reason lies in a further deterioration of 13.1 per cent in average yields in the traffic region Asia/Pacific. Overall average yields dropped by 8.5 per cent (of which 4.1 per cent were due to exchange rates). Other operating income declined by 34.7 per cent to EUR 32m, principally as a result of lower foreign currency gains. **Total operating income** decreased by 6.8 per cent to EUR 1.3bn.

Operating expenses also declined by 5.7 per cent to EUR 1.3bn. EUR 896m (–5.8 per cent) was spent on **materials and services**; fuel expenses dropped to EUR 218m (–9.2 per cent). More favourable prices and exchange rates as well as lower purchase volumes all played a part. As code share services with partner airlines were reduced, charter expenses declined by 7.0 per cent to EUR 423m. MRO expenses rose by 14.8 per cent to EUR 70m. This is due to a change in the billing method for engine overhauls.

Staff costs dropped by 2.4 per cent to EUR 164m. The number of **employees** also went down by 2.4 per cent to 4,565.

The **operating result** amounted to EUR 29m and is therefore EUR 18m below last year's level.

The result of investments accounted for using the equity method is EUR 5m (previous year: EUR 9m). This includes the investment in the newly established Jade Cargo International Company Ltd. in Shenzhen, China.

The **segment result** totalled EUR 40m (–35.5 per cent).

Segment capital expenditure doubled to EUR 6m, above all for the purchase of air cargo containers.

With the DHL Express European hub opened in Leipzig and the beginning of the winter schedule, Lufthansa Cargo will move its freighters from Cologne to Leipzig. Cologne will remain a Lufthansa Cargo location, but will only be served by Lufthansa passenger planes and trucks.

Trends in traffic regions
Lufthansa Cargo

	Freight/Mail in thousand tonnes		Revenue freight-tonne-kilometers in millions		Available freight-tonne-kilometers in millions		Cargo load factor in %	
	January – June 2007	Change in %	**January – June 2007**	Change in %	**January – June 2007**	Change in %	**January – June 2007**	Change in %
Europe	359	1.0	258	1.4	593	0.7	43.5	0.3pp
America	237	8.1	1,624	12.1	2,260	10.0	71.9	1.3pp
Asia/Pacific	228	2.0	1,892	–1.0	2,592	–3.1	73.0	1.6pp
Middle East/ Africa	53	–2.9	289	–2.5	486	–2.7	59.4	0.2pp
Total	**877**	**2.8**	**4,063**	**3.9**	**5,931**	**1.9**	**68.5**	**1.3pp**

Once the necessary air traffic rights are obtained, flights from Shenzhen to Europe, North America and within Asia will be available from this summer in cooperation with Jade Cargo International.

Outlook The intense competition in the logistics market is expected to persist in the months ahead, putting further pressure on average yields. Lufthansa Cargo has taken specific steps to reduce costs, however, in order to safeguard planned results. For the full financial year 2007 the forecast of a higher operating result than last year remains unchanged.

Maintenance, Repair and Overhaul (MRO)

MRO

		January – June 2007	January – June 2006	Change in %
Revenue	€m	1,803	1,687	6.9
- of which with companies of the Lufthansa Group	€m	716	663	8.0
Operating result	€m	124	111	11.7
Segment result	€m	134	124	8.1
EBITDA	€m	181	161	12.4
Segment capital expenditure	€m	96	45	113.3
Employees as of 30 June	number	18,537	17,874	3.7

Course of business and economic position In the first half-year Lufthansa Technik increased revenue and results significantly and made good use of the ongoing upswing in global demand for aircraft maintenance, repair and overhaul (MRO) services.

The customer base was strengthened and expanded. A ten-year contract worth over USD 250m for the "full service" package Total Material Operations and for aircraft maintenance was signed with Virgin America, a start-up airline in the United States. Lufthansa Technik AERO Alzey was also successful in America and closed a ten-year contract with Lynx Aviation, a subsidiary of Frontier Airlines, for the maintenance of its PW150 engines. Kingfisher Airlines, India's fastest growing airline, and Lufthansa Technik agreed on a supplement to their contract for exclusive technical support for the complete A320 fleet. In total Lufthansa Technik concluded 267 additional contracts with external customers in 2007, with expected revenue of EUR 316m, and gained 23 new customers. This means that Lufthansa Technik now services 20 per cent more aircraft than in the same period in 2006.

This growth is also reflected in **revenue**, which went up by 6.9 percent compared with the same period in the previous year to EUR 1.8bn.

External revenue increased by 6.2 per cent to EUR 1.1bn. Its share of total revenue remained at the same level as last year at around 60 per cent. Revenue from other Group companies rose by 8.0 per cent to EUR 716m. The main drivers for this positive development are the extended programme of winter rest periods, in which the final refit of the Lufthansa Business Class was completed, and the larger fleet. Other operating income went up by EUR 11m to EUR 69m, primarily due to foreign currency gains, meaning that the segment MRO can report **total operating income** of EUR 1.9bn (+7.3 per cent).

Operating expenses rose in line with revenue by 7.0 per cent to EUR 1.7bn. **Material and services** accounted for the largest increase, going up by 6.4 per cent to EUR 928m as a result of higher volumes. **Staff costs** rose by 5.4 per cent to EUR 504m due to higher staff numbers and increased provisions for partial retirement agreements. At the end of June Lufthansa Technik Group had 18,537 **employees**. This represents a rise of 3.7 per cent, largely accounted for by Lufthansa Technik AG and Lufthansa Technik Philippines Inc. **Depreciation and amortisation** went up in line with capital expenditure by 8.1 per cent to EUR 40m. **Other operating expenses** climbed by 11.8 per cent to EUR 276m as a result of greater deployment of external staff and follow-up costs for finished goods.

The **operating result** at the end of June was EUR 124m, 11.7 per cent above the previous year, due to a strong second quarter.

Other segment income dropped by EUR 2m to EUR 3m. Other segment expenses were at the same level as in the previous year. The result of investments accounted for using the equity method (including HEICO Aerospace, AMECO and others) was EUR 7m (previous year: EUR 8m). The **segment result** was EUR 134m, 8.1 per cent above last year.

Segment capital expenditure more than doubled to EUR 96m, above all for the purchase of additional reserve engines, new aircraft and technical equipment as well as the construction of the A380 maintenance hangar in Frankfurt.

In March 2007 N3 Engine Overhaul Service, a joint venture between Lufthansa Technik and Rolls-Royce, commenced its engine overhaul operations in Arnstadt. In the future some 200 aero engines for the Airbus models A330, A340 and A380 will be overhauled there annually.

In July Lufthansa Technik laid the cornerstone for an overhaul hangar for Airbus long-haul aircraft in Malta. As part of its EUR 55m commitment Lufthansa Technik will increase its stake in the company to 90.0 per cent.

Airfoil Services Sdn. Bhd. in Malaysia, a joint holding of Lufthansa Technik and MTU with 350 employees at present, moved into new production premises in Kota Damansara near Kuala Lumpur. In the course of the planned expansion the product portfolio will be broadened and 250 new jobs created.

Outlook Although competition remains intense, Lufthansa Technik is optimistic about the future and expects to increase the operating result for the full financial year 2007 above the level of the previous year.

IT Services

IT Services

		January–June 2007	January–June 2006	Change in %
Revenue	€m	326	313	4.2
- of which with companies of the Lufthansa Group	€m	190	177	7.3
Operating result	€m	14	20	– 30.0
Segment result	€m	14	19	– 26.3
EBITDA	€m	32	35	– 8.6
Segment capital expenditure	€m	28	22	27.3
Employees as of 30 June	number	3,225	3,309	– 2.5

Course of business and economic position Lufthansa Systems was able to improve revenue in the first half-year. The focus of its sales activities is on outsourcing projects and platform solutions. The necessary preproduction costs continue to depress results, however.

Over the mid- to long-term the IT Services business segment intends to build its product portfolio into a flexible IT platform for airlines. Having gradually modernised various system elements over recent years for this purpose, Lufthansa Systems is now going to implement the core elements, Booking, Inventory and Check-in on a new platform. In order to remain competitive, services are increasingly being produced in countries with favourable pay structures.

New projects have not yet impacted **revenue development**, however. External revenue therefore remained stable compared with last year at EUR 136m. Internal revenue rose by 7.3 per cent to EUR 190m in contrast, especially as a result of taking on responsibility for and optimising the IT infrastructure of the LSG Sky Chefs companies in Europe and the USA. Total revenue went up by 4.2 per cent to EUR 326m. Other operating income improved by EUR 3m to EUR 15m. **Total operating income** increased by 4.9 per cent to EUR 341m.

Operating expenses amounted to EUR 327m (+7.2 per cent). The modernisation of the system environment led to higher costs of **materials and services** (+11.8 per cent to EUR 19m). **Staff costs** climbed by 2.5 per cent to EUR 123m, above all on account of restructuring expenses. The **number of employees** sank by 2.5 per cent to 3,225. **Depreciation and amortisation** rose by 12.5 per cent to EUR 18m due to higher capital expenditure for the infrastructure project at the LSG Sky Chefs companies. **Other operating expenses** totalled EUR 167m (+9.9 per cent). These include the costs of outsourcing development work for the passenger platform FACE (Future Airline Core Environment).

High preproduction costs for developing new technologies and outsourcing projects as well as increased price pressure and restructuring expenses caused the **operating result** to sink by EUR 6m to EUR 14m.

Other segment income and expenses are practically unchanged. The **segment result** is therefore also EUR 14m.

Segment capital expenditure went up by 27.3 per cent to EUR 28m, particularly for developing the FACE platform.

Outlook The considerable need for modernisation work on IT systems, which is intended to bring cost and efficiency gains, will continue to stimulate demand and generate revenue. Lufthansa Systems is therefore also anticipating increased volumes. However, preproduction costs for IT platforms and IT outsourcing projects as well as restructuring measures and persistent price pressure will continue to weigh on results in the current year. A positive operating result is anticipated, but which is not expected to reach last year's level.

Catering

Catering

		January – June 2007	January – June 2006	**Change in %**
Revenue	€m	1,143	1,102	3.7
- of which with companies of the Lufthansa Group	€m	246	253	– 2.8
Operating result	€m	31	5	520.0
Segment result	€m	36	– 9	–
EBITDA	€m	72	39	84.6
Segment capital expenditure	€m	50	25	100.0
Employees as of 30 June	number	29,950	28,085	6.6

Course of business and economic position The segment Catering continues to make good progress. Revenue and operating result both improved considerably in the first half-year. Higher traffic, many new contracts and the consistent implementation of cost reduction programmes are responsible.

New wins and the extension of existing key customer contracts contributed to revenue growth. At the Dallas hub in Texas, the catering contract with American Airlines was extended to 2012. Important contracts with Northwest, Delta, United Airlines and Air New Zealand were all extended. US Airways prolonged or expanded the catering contract with twelve major European LSG Sky Chefs locations. The contract with First Choice Airways in Great Britain was recovered.

On the cost side the cost reduction programmes "Triangle" and "Lean Total Direct Cost" and the outsourcing of the IT infrastructure all resulted in further savings and thereby had a positive effect on earnings.

In the first half-year **revenue** increased by 3.7 per cent to EUR 1.1 bn. External revenue went up by 5.7 per cent to EUR 897m, whilst internal revenue dropped by 2.8 per cent to EUR 246m. Changes in the group

of consolidated companies had a positive impact of EUR 1m, but currency effects negatively affected revenue by EUR 27m.

All regions contributed to this encouraging progress. The highest growth rates in Europe were achieved in Italy, Scandinavia and the UK. New orders and higher volumes were responsible. This more than made up for the deconsolidation of the LSG subsidiary in France. In the United States of America sales volumes were improved by new acquisitions and a return to higher service levels. Nevertheless, the weakness of the dollar caused revenue to fall on a euro basis. In Latin America LSG Sky Chefs raised revenue considerably, particularly thanks to the recently consolidated subsidiary in Mexico and gains in market share in Brazil and Venezuela. Higher traffic also had a positive effect in the Asia/Pacific region, where the subsidiaries in Korea, Thailand and New Zealand especially registered significant improvements. Other operating income declined by EUR 29m to EUR 25m, largely due to realised foreign currency gains in the previous year. **Total operating income** went up by 1.0 per cent to EUR 1.2bn.

Operating expenses sank despite revenue growth and amounted to EUR 1.1bn (– 1.2 per cent). The **cost of materials and services** climbed by 5.1 per cent to EUR 493m as a result of higher business volumes and increased outsourcing. This shift in the cost structure reflects the Company's objective of increasing its flexibility. **Staff costs** were brought down by 9.1 per cent to EUR 438m, principally because the one-off payment for the new US wage settlement no longer applies, the LSG subsidiary in France was deconsolidated and the dollar is trading weaker. The consolidation and deconsolidation of companies meant that the **number of employees** rose overall by 6.6 per cent to 29,950. Adjusted for these changes in consolidation the number of employees sank by 0.7 per cent. **Depreciation and amortisation** remained nearly unchanged compared with last year. **Other operating expenses** increased by 3.9 per cent to EUR 177m.

The **operating result** made a substantial leap from EUR 5m last year to EUR 31m. The successful completion of restructuring activities and higher demand both contributed to this improvement.

Other segment income remained unchanged at EUR 1m, whilst other segment expenses dropped from EUR 20m to EUR 1m. The **segment result** improved in consequence by EUR 45m to EUR 36m (previous year: EUR –9m).

Segment capital expenditure doubled to EUR 50m – especially for the construction of a new LSG site as part of the airport extension in Frankfurt.

In order to respond to ever growing demand in the Asia/Pacific region, LSG Sky Chefs has set up a production facility for frozen meals in Qingdao in cooperation with China National Aviation Group Ltd. It will have an initial capacity of 35,000 meals a day. An additional frozen food facility will be set up until the end of 2007 in the existing kitchens in Pittsburgh (Pennsylvania). This project allows LSG Sky Chefs to service the growing demand for frozen meals in the North American catering market.

Outlook As a result of higher traffic, continued implementation of cost reduction programmes and successful customer acquisition, LSG Sky Chefs continues to anticipate an operating result for the year 2007 well ahead of last year's. Further growth is being sought from improved customer relations and continual optimisation of cost structures. The growing demand for total solutions for cabin management offers additional opportunities. LSG Sky Chefs is therefore aiming for above average growth in its Inflight Solutions sector.

Service and Financial Companies

Service and Financial Companies		January – June 2007	January – June 2006	Change in %
Total operating revenue	€m	192	156	23.1
Operating result	€m	27	22	22.7
Segment result	€m	161	77	109.1
EBITDA	€m	141	64	120.3
Segment capital expenditure	€m	33	52	– 36.5
Employees as of 30 June	number	1,291	1,161	11.2

Course of business and economic position The segment Service and Financial Companies principally consists of the AirPlus Group, Lufthansa Flight Training (LFT) and Lufthansa Commercial Holding, in which WAM Acquisition S.A. and other Lufthansa investments are held. The first half-year was a great success for the service and financial companies, especially due to extraordinary income.

AirPlus pursued its internationalisation; the company account is accepted by a large number of airlines, the AirPlus CorporateCards benefit from the global VISA and MasterCard networks. Cooperation agreements with airlines and banks were also expanded in the first half-year. In the UK AirPlus won the Business Travel Award 2007 as the best provider of payment solutions for business travel management.

The planned share buy-back of 47.4 per cent by WAM Acquisition S.A. will generate a positive cash flow of about EUR 100m in the third quarter. The resulting income from disposals of non-current assets of EUR 71m has already been recognised as of 30 June, in accordance with IFRS. The shareholders' relative holdings are not affected by the transaction.

Total operating income rose by 23.1 per cent to EUR 192m. Operating expenses also went up by 23.1 per cent to EUR 165m. The **operating result** of Service and Financial Companies climbed by 22.7 per cent to EUR 27m, of which AirPlus accounted for EUR 7m (– 12.9 per cent). The decline is due to investments in international markets and preproduction costs for new products. The operating result of the LFT Group increased to EUR 15m (previous year: EUR 10m).

Other segment income rose by EUR 59m to EUR 160m, for which the income from disposal of the WAM Acquisition S.A. stake is largely responsible. Other segment expenses sank by 43.5 per cent to EUR 26m. The **segment result** more than doubled to EUR 161m (previous year: EUR 77m).

Segment capital expenditure was down by 36.5 per cent to EUR 33m.

Consolidated income statement January – June 2007

in €m	January – June 2007	January – June 2006	April – June 2007	April – June 2006
Traffic revenue	7,739	7,437	4,171	4,073
Other revenue	2,350	2,211	1,222	1,129
Revenue	**10,089**	**9,648**	**5,393**	**5,202**
Changes in inventories and work performed by the enterprise and capitalised	61	55	12	21
Other operating income	680	537	360	238
Cost of materials and services	– 5,149	– 5,005	– 2,647	– 2,613
Staff costs	– 2,595	– 2,507	– 1,322	– 1,255
Depreciation, amortisation and impairment	– 542	– 517	– 273	– 263
Other operating expense	– 1,923	– 1,873	– 958	– 946
Profit/loss from operating activities	**621**	**338**	**565**	**384**
Result from investments accounted for using the equity method	191	69	118	60
Other income from subsidiaries, joint ventures and associates	49	47	31	29
Interest income	95	177	58	107
Interest expenses	– 196	– 272	– 102	– 131
Other financial items	– 28	– 35	– 42	– 44
Financial result	**111**	**– 14**	**63**	**21**
Profit/loss before income taxes	**732**	**324**	**628**	**405**
Income taxes	– 146	– 140	– 136	– 170
Profit/loss from continuing operations	**586**	**184**	**492**	**235**
Profit/loss of discontinued operations of the Leisure Travel segment	**503**	**– 71**	**4**	**– 27**
Result after taxes	**1,089**	**113**	**492**	**208**
Result attributable to minority shareholders	– 97	– 28	– 58	– 25
Results attributable to shareholders of Deutsche Lufthansa AG	**992**	**85**	**438**	**183**
Basic earnings/loss per share in €	2.17	0.19	0.97	0.40
Diluted earnings/loss per share in €	2.16	0.19	0.95	0.40

Consolidated balance sheet as of 30 June 2007

Assets			
in €m	**30 June 2007**	31 December 2006	30 June 2006
Intangible assets with an indefinite useful life[1]	599	589	591
Other intangible assets	177	172	152
Aircraft and spare engines	7,484	7,405	7,083
Repairable aircraft spare parts	548	540	513
Investment property	3	20	20
Other tangible assets	1,599	1,505	1,432
Investments accounted for using the equity method	1,023	791	919
Other financial items	1,546	1,526	1,526
Receivables and other assets	149	158	118
Derivative financial instruments	71	21	98
Actual income tax assets	92	90	–
Deferred income tax assets	131	152	171
Non-current assets	**13,422**	**12,969**	**12,623**
Inventories	487	457	472
Trade receivables on other assets	3,727	3,011	3,524
Derivative financial instruments	174	93	308
Actual income tax assets	7	1	4
Securities	2,609	2,083	1,896
Cash and cash equivalents	699	455	743
Assets held for sale	45	392	53
Current asset	**7,748**	**6,492**	**7,000**
Total assets	**21,170**	**19,461**	**19,623**

[1] Including goodwill.

Shareholders' equity and liabilities			
in €m	**30 June 2007**	31 December 2006	30 June 2006
Issued capital	1,172	1,172	1,172
Capital reserve	1,366	1,366	1,366
Fair value reserves	71	– 11	177
Retained earnings	1,768	1,293	1,366
Net profit/loss for the period	992	803	65
Equity share of the shareholders of Deutsche Lufthansa AG	5,369	4,623	4,166
Minority interests	377	280	216
Shareholders' equity	**5,746**	**4,903**	**4,382**
Retirement benefit obligations	3,674	3,814	3,897
Other provisions and accruals	318	329	388
Borrowings	2,882	2,730	2,707
Other liabilities	55	59	77
Payments received on account and deferred income	60	63	11
Derivative financial instruments	194	242	292
Deferred income tax liabilities	730	633	721
Non-current provisions and liabilities	**7,913**	**7,870**	**8,093**
Other provisions and accruals	1,422	1,443	1,415
Borrowings	234	226	445
Trade payables and other liabilities	3,641	3,368	3,410
Liabilities from unused flight documents	1,675	1,115	1,428
Payments received on account and deferred income	72	104	108
Derivative financial instruments	377	278	278
Actual income tax liabilities	90	154	64
Current provisions and liabilities	**7,511**	**6,688**	**7,148**
Total shareholders' equity and liabilities	**21,170**	**19,461**	**19,623**

Consolidated statement of changes in shareholders' equity

in €m	Issued capital	Capital reserve	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings	Net profit/ loss for the period	Equity share of share-holders of Lufthansa AG	Minority interests	Total
Balance on 31 December 2005	**1,172**	**1,366**	**0[1]**	**74**	**-90**	**1,357**	**453**	**4,332**	**190**	**4,522**
Transfers	-	-	-	-	-	224	-224	-	-	-
Dividends/minorities	-	-	-	-	-	-	-229	-229	-	-229
Group/minority results	-	-	-	-	-	-	85	85	28	113
Currency translation differences	-	-	-	-	12	-	-	12	-2	10
Changes in fair value of financial investments and cash flow hedges	-	-	78	78	-	-	-	156	-	156
Transfers to acquisition cost	-	-	-3	-	-	-	-	-3	-	-3
Transfers to the income statement	-	-	-49	-1	-	-	-	-50	-	-50
Other neutral changes	-	-	-	-	-	-137	-	-137	0[1]	-137
Balance on 30 June 2006	**1,172**	**1,366**	**26**	**151**	**-78**	**1,444**	**85**	**4,166**	**216**	**4,382**
Balance on 31 December 2006	**1,172**	**1,366**	**-156**	**145**	**-130**	**1,423**	**803**	**4,623**	**280**	**4,903**
Transfers	-	-	-	-	-	482	-482	-	-	-
Dividends/minorities	-	-	-	-	-	-	-321	-321	-8	-329
Group/minority results	-	-	-	-	-	-	992	992	97	1,089
Currency translation differences	-	-	-	-	-20	-	-	-20	-8	-28
Changes in fair value of financial investments and cash flow hedges	-	-	52	7	-	-	-	59	-	59
Transfers to acquisition cost	-	-	13	0[1]	-	-	-	13	-	13
Transfers to the income statement	-	-	8	2	-	-	-	10	-	10
Other neutral changes	0[1]	0[1]	-	-	-	13	-	13	16	29
Balance on 30 June 2007	**1,172**	**1,366**	**-83**	**154**	**-150**	**1,918**	**992**	**5,369**	**377**	**5,746**

[1] Rounded below EUR 1m.

The difference resulting from currency translation is shown in the balance sheet under retained earnings.
The neutral changes in the share capital and in the capital reserve in 2007 result from a conversion of the convertible bonds (Lufthansa Convertible bond 2002/2012) on 5 April 2007 amounting to EUR 40,000. Of other neutral changes in retained earnings in 2006 EUR -102m are due to the repayment of the Lufthansa convertible bond in January 2006.
Further significant changes in other neutral changes are the result of applying the equity method, of which associates account for EUR 21m (previous year: EUR -24m).

Changes in equity with and without effect on results

in €m			
As at 31 December 2005	**4,332**	**190**	**4,522**
Neutral changes	-149	-2	-151
Changes with effect on results	85	28	113
Dividends/Conversion of convertible bond	-102	-	-102
As at 30 June 2006	**4,166**	**216**	**4,382**
As at 31 December 2006	**4,623**	**280**	**4,903**
Neutral changes	75	8	83
Changes with effect on results	992	97	1,089
Dividends	-321	-8	-329
As at 30 June 2007	**5,369**	**377**	**5,746**

Consolidated cash flow statement

in €m	January – June 2007	January – June 2006
Cash and cash equivalents on 1 January	**455**	**1,173**
Profit/loss before income taxes	732	324
Depreciation of fixed assets (net of reversals)	542	524
Depreciation of repairable aircraft spare parts	32	63
Result from fixed asset disposal	– 75	– 4
Income from subsidiaries, joint ventures and associates	– 240	– 116
Net interest	101	95
Income taxes paid	– 144	– 35
Change in working capital [2]	126	– 154
Cash flows from operating activities	**1,074**	**697**
Purchases of tangible assets and intangible assets	– 687	– 381
Purchase of financial assets	– 75	– 368
Additions to repairable aircraft spare parts	– 41	– 74
Proceeds from sale of non-consolidated equity investments	884	– 1
Proceeds from sale of consolidated equity investments	0 [1]	–
Acquisition of non-consolidated equity investments	– 81	– 127
Acquisition of consolidated equity investments [3]	– 9	–
Proceeds from disposals of intangible assets, tangible assets and other financial assets	87	103
Interest received	98	177
Dividends received	68	64
Net cash used in investing activities	**244**	**– 607**
Acquisition/disposal of securities/fixed-term deposits [4]	– 854	237
Net cash used in investing activities and cash investments	**– 610**	**– 370**
Net capital increase [5]	0 [1]	–
Repayments of conversion options from 2002 convertible bond	–	– 102
Long-term borrowings	259	540
Repayment of long-term borrowings	– 87	– 867
Other borrowings	29	88
Dividends paid	– 328	– 229
Interest paid	– 92	– 181
Net cash used in financing activities	**– 219**	**– 751**
Net decrease in cash and cash equivalents	**245**	**– 424**
Effects of exchange rate changes	– 1	– 6
Cash and cash equivalents on 30 June	**699**	**743**
Securities	2,609	1,896
Total liquid funds	**3,308**	**2,639**
Net increase/decrease in liquid funds	770	– 959

[1] Rounded below EUR 1m.
[2] The working capital consists of inventories, receivables, payables and provisions and accruals.
[3] Minus cash and cash equivalents acquired in the amount of EUR 3m in 2007.
[4] Includes allocations to the Lufthansa Pension Trust in the amount of EUR 283m (previous year: EUR 283m) and allocation to the external trust in order to cover claims under partial retirement contracts amounting to EUR 39m in the first half of 2007.
[5] From the conditional capital via the conversion of a nominal EUR 40,000 of the convertible bond from 2002/2012.

Notes to the financial statements

1) Standards used and changes in the group of consolidated companies

This interim report as at 30 June 2007 has been prepared in accordance with IAS 34. In preparing the interim financial statements the standards and interpretations applicable from 1 January 2007 have been applied. Otherwise the same accounting principles were applied as for the 2006 consolidated financial statements. The interim financial statements and the interim management report have not been reviewed by the auditors.

The table on page 23 shows the companies which have joined or left the group of consolidated companies compared with year-end 2006 and 30 June 2006.

Changes in the group of consolidated companies had the following effects on the consolidated balance sheet and the consolidated income statement in comparison with the prior half-year.

Income statement

in €m	Group January – June 2007	of which from changes in the group of consolidated companies compared with the interim reporting in June 2006	Group January – June 2006	of which from changes in the group of consolidated companies compared with the interim reporting in June 2005
Revenue	10,089	69	9,648	219
Operating income	10,830	71	10,240	242
Operating expenses	– 10,209	– 58	– 9,902	– 242
Profit/loss from operating activities	621	13	338	0 [1]
Financial result	111	0 [1]	– 14	44
Income taxes	– 146	– 5	– 140	– 3
Profit of discontinued operations of the Leisure Travel segment	503	–	– 71	–
Profit/loss after income taxes	1,089	8	113	41

[1] Rounded below EUR 1m.

Balance sheet [1]

in €m	Group 30 June 2007	of which from changes in the group of consolidated companies of the year 2007
Non-current assets	13,422	12
Current assets	7,748	51
Total assets	21,170	63
Shareholders' equity	5,746	9
Non-current provisions and liabilities	7,913	18
Current provisions and liabilities	7,511	36

[1] In the previous year no balance sheet effects due to changes to the group of consolidated companies.

Changes in the group of consolidated companies in the period 1.7.2006 – 30.6.2007

Name, Corporate domicile	Addition as of	Disposal as of	Reason
Passenger transportation			
Lufthansa Leasing GmbH & Co. Alfa-Golf KG, Grünwald		15.12.06	End of business activity
Lufthansa Leasing GmbH & Co. Alfa-Mike KG, Grünwald		15.12.06	End of business activity
Lufthansa Leasing GmbH & Co. Alfa-Tango KG, Grünwald		15.12.06	End of business activity
Lufthansa Leasing GmbH & Co. Alfa-November KG, Grünwald		15.12.06	End of business activity
Lufthansa Leasing GmbH & Co. Bravo-Juliett KG, Grünwald		15.12.06	End of business activity
Lufthansa Leasing GmbH & Co. Bravo-Mike KG, Grünwald		15.12.06	End of business activity
Lufthansa Leasing GmbH & Co. Bravo-November KG, Grünwald		15.12.06	End of business activity
LLG Nord GmbH & Co. Charlie oHG, Grünwald		1.1.07	End of business activity
Miles & More International GmbH, Neu-Isenburg	1.1.07		Consolidated for the first time
Lufthansa WorldShop GmbH, Frankfurt/Main	1.1.07		Consolidated for the first time
Logistics			
time:matters GmbH, Kelsterbach		23.12.06	Disposal
Lufthansa Leasing GmbH & Co. Fox-Whiskey oHG, Grünwald		1.1.07	End of business activity
Lufthansa Leasing GmbH & Co. Golf-India oHG, Grünwald		1.1.07	End of business activity
Catering			
LSG / Sky Chefs France S.A.		25.8.06	Disposal
SC International Transportation Corporation		30.9.06	Merger
Sky Chefs Canada Company		30.6.06	Wound up
Caterair Airport Properties, Inc.		31.7.06	Merger
LSG Lufthansa Service USA, Corp.		31.7.06	Merger
LSG Sky Chefs International, L.L.C.		31.7.06	Merger
LSG Sky Chefs US Acquisition, Inc.		31.7.06	Merger
LSG Sky Chefs US Holding, Inc.		31.7.06	Merger
Sky Chefs International Corporation		31.7.06	Merger
Aerococina S.A. de C.V., Mexico City, Mexico	1.10.06		Acquisition of majority
Arlington Transition Corporation, Wilmington, USA		31.12.06	Merger
Arlington Services Holding Corp., Wilmington, USA		31.12.06	Merger
AIRO Catering Services-Ukraine, Kiev, Ukraine	1.1.07		Consolidated for the first time
LSG Sky Chefs Birmingham Ltd., Alcester, UK	1.1.07		Acquisition
LSG Sky Chefs (India) Private Ltd., Mumbai, India	1.1.07		Consolidated for the first time
Inflight Catering Services Limited, Dar es Salaam, Tansania	1.1.07		Consolidated for the first time
LSG Sky Chefs US Holding 2, Inc.		1.3.07	Merger
Sancak Havacilik Hizmetleri A.S.	1.6.07		Acquisition
LSG Sky Chefs Istanbul Catering Hizmelleri A.S.	1.6.07		Foundation
Agencia de Servicios del Sur S.A.		1.4.07	Disposal
Service and Financial Companies			
CAMANA Grundstücks-Verwaltungsgesellschaft mbH	1.10.06		Begin of business activity
Co-Strategy-ABS, Luxemburg, Luxembourg		31.7.06	Merger
OP-Buzzard, Luxemburg, Luxembourg		31.7.06	Merger
Lufthansa Flight Training Berlin GmbH, Berlin	1.1.07		Consolidated for the first time
AirPlus International AG, Kloten, Swizerland	1.1.07		Consolidated for the first time
AirPlus International, Inc., Springfield, USA	1.1.07		Consolidated for the first time
AirPlus International Limited, London, UK	1.1.07		Consolidated for the first time
AirPlus International S.r.l., Roma, Italy	1.1.07		Consolidated for the first time
DG Hawk Fonds		1.1.07	Merger
Fonds DB-Falcon		1.1.07	Merger
HI-EAGLE-Fonds		1.1.07	Merger

2) Contingencies and events occurring after the reporting date

Since a corresponding outflow is not very likely several separate provisions with a total potential effect on results of EUR 285m in following years could not be set up. At the 2006 reporting date the figure was EUR 233m.

Of the contingent asset described in the 2006 consolidated financial statements in connection with the disposal of an equity investment, a maximum of EUR 9m can still be realised, of which EUR 3m will probably be received in 2007 and the rest over the following years. Contracts for the sale of three CRJ 200 aircraft which were already formally signed at year-end 2006 generated total cash flow of EUR 13m and disposal gains of EUR 4m in the first three months of 2007. The sale of the three remaining CRJ 200 is expected to yield a further EUR 9m of cash flows in 2007.

Contingent liabilities

in €m	30.6.2007	31.12.2006
From guarantees, bills and cheque charges	806	724
From warranty agreements	918	923
From collateralisation of third-party liabilities	3	3

Assets held for sale

in €m	January – June 2007	Financial Statements 2006	January – June 2006
Assets			
Aircraft and spare engines	13	19	53
Financial assets	31	372	–
Other assets	1	1	–
Equity/liabilities from assets held for sale			
Equity	–	– 81	–
Liabilities	–	–	–

In addition, a sales contract for an ATR42 aircraft was closed in the first quarter. The sale generated cash flow of EUR 5m in the second quarter, with a disposal gain of EUR 1m.

The contingent receivable from a D&O policy described in the 2006 consolidated financial statements in connection with an insurance event in Scandinavia is still being carried at EUR 130m. A civil law suit has been brought to recover the remaining EUR 23m in insurance cover and a further EUR 102m from the second layer. In June the Regional Court in Cologne dismissed the claim for insurance cover of EUR 23m under the first layer. Lufthansa will appeal against this.

At the end of June purchase commitments of EUR 6.9bn exist for capital expenditure on property, plant and equipment and intangible assets. As at 31 December 2006 purchase commitments of EUR 6.6bn were disclosed.

3) Subscribed capital

In the second quarter 2007 a nominal amount of EUR 40,000 from the Deutsche Lufthansa AG convertible bond for 2002/2012 was converted into 2,014 ordinary shares at a conversion price of EUR 19.86 per share. Following this conversion issued capital went up in the course of the contingent capital increase by EUR 5,155.84 to a total of EUR 1,172,320,141.61.

At the Annual General Meeting held on 16 June 2004 the Executive Board was authorised until 15 June 2009 to increase issued capital by up to EUR 25m with the approval of the Supervisory Board by issuing new registered shares to employees for payment in cash. The shareholders' subscription rights do not apply.

In accordance with a resolution taken at the Annual General Meeting on 18 April 2007 the distributable profit of EUR 321m recognised in the annual financial statements of Lufthansa AG was distributed to shareholders. The dividend for the financial year 2006 amounted to EUR 0.70 per ordinary share.

4) Segment reporting Lufthansa Group

Business segment information January – June 2007

in €m	Passenger Transportation[2]	Logistics[2]	MRO	IT Services	Catering[2]	Service and Financial Companies	Segment total	Reconciliation	Group
External revenue	6,667	1,302	1,087	136	897	–	10,089	–	10,089
- of which traffic revenue	6,492	1,247	–	–	–	–	7,739	–	7,739
Inter-segment revenue	287	8	716	190	246	–	1,447	– 1,447	–
Total revenue	6,954	1,310	1,803	326	1,143	–	11,536	– 1,447	10,089
Other operating revenue	386	32	69	15	25	192	719	– 128	591
Total operating revenue	**7,340**	**1,342**	**1,872**	**341**	**1,168**	**192**	**12,255**	**– 1,575**	**10,680**
Operating expenses	7,062	1,313	1,748	327	1,137	165	11,752	– 1,558	10,194
- of which cost of materials	4,061	896	928	19	493	14	6,411	– 1,262	5,149
- of which staff costs	1,325	164	504	123	438	43	2,597	– 2	2,595
- of which amortisation and depreciation (on schedule)	375	64	40	18	29	15	541	1	542
Operating result	**278**	**29**	**124**	**14**	**31**	**27**	**503**	**– 17**	**486**
Other segment income	32	6	3	0[1]	1	160	202	– 52	150
Other segment expenses	2	0[1]	0[1]	0[1]	1	26	29	– 14	15
- of which impairments	–	–	–	–	–	–	–	–	–
Result of investments accounted for using the equity method[3]	174	5	7	–	5	0[1]	191	– 191	–
Segment result[3]	**482**	**40**	**134**	**14**	**36**	**161**	**867**	**– 246**	**621**
Segment assets[3]	9,839	1,171	2,405	294	1,158	3,474	18,341	2,829	21,170
- of which from investments accounted for using the equity method[3]	831	21	108	–	59	4	1,023	–	1,023
Segment liabilities	7,683	597	1,411	220	619	1,413	11,943	3,481	15,424
Capital expenditure	564	6	96	28	50	33	777	75	852
- of which from investments accounted for using the equity method	58	–	–	–	–	–	58	– 58	–
Other significant non-cash items	142	13	39	7	14	3	218	–	218
Employees at the balance sheet date	39,499	4,565	18,537	3,225	29,950	1,291	97,067	–	97,067

[1] Rounded below EUR 1m.
[2] Due to changes in the group of consolidated companies the comparability of the figures with those of the previous year is limited to some extend.
[3] Excluding discontinued business segment Leisure Travel (previous year adjusted).

Business segment information January – June 2006

in €m	Passenger Transportation [2]	Logistics [2]	MRO	IT Services	Catering [2]	Service and Financial Companies	Segment total	Reconciliation	Group
External revenue	6,256	1,383	1,024	136	849	–	9,648	–	9,648
- of which traffic revenue	6,123	1,314	–	–	–	–	7,437	–	7,437
Inter-segment revenue	265	8	663	177	253	–	1,366	– 1,366	–
Total revenue	6,521	1,391	1,687	313	1,102	–	11,014	– 1,366	9,648
Other operating revenue	318	49	58	12	54	156	647	– 136	511
Total operating revenue	**6,839**	**1,440**	**1,745**	**325**	**1,156**	**156**	**11,661**	**– 1,502**	**10,159**
Operating expenses	6,699	1,393	1,634	305	1,151	134	11,316	– 1,454	9,862
- of which cost of materials	3,876	951	872	17	469	16	6,201	– 1,196	5,005
- of which staff costs	1,226	168	478	120	482	36	2,510	– 3	2,507
- of which amortisation and depreciation (on schedule)	361	66	37	16	30	10	520	– 3	517
Operating result	**140**	**47**	**111**	**20**	**5**	**22**	**345**	**– 48**	**297**
Other segment income	50	6	5	0 [1]	1	101	163	– 82	81
Other segment expenses	1	0 [1]	0 [1]	1	20	46	68	– 28	40
- of which impairments	–	–	–	–	–	–	–	–	–
Result of investments accounted for using the equity method [3]	47	9	8	–	5	0 [1]	69	– 69	–
Segment result [3]	**236**	**62**	**124**	**19**	**– 9**	**77**	**509**	**– 171**	**338**
Segment assets [3]	8,903	1,243	2,266	269	1,099	2,827	16,607	3,016	19,623
- of which from investments accounted for using the equity method [3]	481	20	106	–	62	3	672	247	919
Segment liabilities	7,377	722	1,472	215	653	849	11,288	3,953	15,241
Capital expenditure	275	3	45	22	25	52	422	454	876
of which from investments accounted for using the equity method	3	–	4	–	–	–	7	– 7	–
Other significant non-cash items	127	9	30	5	22	2	195	–	195
Employees at the balance sheet date	37,897	4,679	17,874	3,309	28,085	1,161	93,005	–	93,005

[1] Rounded below EUR 1m.
[2] Due to changes in the group of consolidated companies the comparability of the figures with those of the previous year is limited to some extend.
[3] Excluding discontinued business segment Leisure Travel (previous year adjusted).

Geographical segment information January – June 2007

in €m	Europe	North America	Central and South America	Asia/Pacific	Middle East	Africa	Other	**Segment Total**
Traffic revenue [2]	5,090	1,158	157	1,074	108	152	–	7,739
Other operating revenue	1,219	485	39	419	141	47	0 [1]	2,350
Total revenue	6,309	1,643	196	1,493	249	199	0 [1]	10,089

[1] Rounded below EUR 1m.
[2] Traffic revenue ist allocated by original place of sale.

Geographical segment information January – June 2006

in €m	Europe	North America	Central and South America	Asia/Pacific	Middle East	Africa	Other	**Segment Total**
Traffic revenue [2]	4,843	1,071	164	1,081	108	170	–	7,437
Other operating revenue	1,066	494	77	385	133	56	0 [1]	2,211
Total revenue	5,909	1,565	241	1,466	241	226	0 [1]	9,648

[1] Rounded below EUR 1m.
[2] Traffic revenue ist allocated by original place of sale.

5) Related party transactions

As discussed in item 47 of the notes to the consolidated financial statements for 2006, the business segments in the Lufthansa Group provide numerous services to related parties in the course of their normal business and equally purchase services from these parties. These extensive supplier relationships for products and services continue to take place at market rates. There have been no major changes compared with that reporting date. The contractual relationships with related parties described in item 48 of the notes to the consolidated financial statements also exist unchanged, but are not of material significance for the Group.

6) Confirmation by the legal representatives

To the best of our knowledge and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

The Executive Board, 26 July 2007



Wolfgang Mayrhuber
Chairman and CEO



Stephan Gemkow
Member of the Executive Board
Chief Financial Officer



Stefan Lauer
Member of the Executive Board
Chief Officer Aviation Services and Human Resources

Credits

Publisher
Deutsche Lufthansa AG
Von-Gablenz-Straße 2-6
50679 Cologne, Germany

Entered in the Commercial Register of
Cologne District Court under HRB 2168

Editing
Frank Hülsmann, Erika Laumer, Johannes Hildenbrock
Deutsche Lufthansa AG, Investor Relations

Concept and Design
Kirchhoff Consult AG, Hamburg, Germany

Printed by
Broermann Offset Druck, Cologne, Germany

The 2nd Interim Report 2007 is a translation of the original German Lufthansa 2. Zwischenbericht Januar – Juni 2007.

Please note that only the German version is legally binding.

Disclaimer in respect of forward-looking statements

Information published in the 2nd Interim Report 2007 with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. Its purpose is exclusively informational identified by the use of such cautionary terms as "believe", "expect", "forecast", "intend", "project", "plan", "estimate" or "intend". These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication.

Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Contact

Deutsche Lufthansa AG
Investor Relations

Frank Hülsmann
Lufthansa Aviation Center, Airportring
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-2 80 01
Fax: +49 (0) 69 696-9 09 90
Email: investor.relations@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Aviation Center, Airportring
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-64 70 or -9 09 97
Fax: +49 (0) 69 696-9 09 90
Email: investor.relations@dlh.de

You can order the annual and interim reports in German or English via our website or from:
Deutsche Lufthansa AG, FRA IR
LAC, Room C6.800, Airportring
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-2 80 08
Fax: +49 (0) 69 696-9 09 90
Email: cgnirsek@dlh.de

Latest financial information on the internet:
http://www.lufthansa-financials.com

Financial data 2007/08

2007

25 Oct. Press Conference and Analysts' Conference on interim result January - September 2007

2008

12 June Press Conference and Analysts' Conference on 2007 result

25 April Release of Interim Report January - June 2008

29 April Annual General Meeting Cologne

30 July Release of Interim Report January - June 2008

29 Oct. Press Conference and Analysts' Conference on interim result January - September 2008

www.lufthansa.com
www.lufthansa-financials.com
http://responsibility.lufthansa.com

END